

06013745

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smit International N.V.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4892 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: [signature]

DAT : 5/25/06

2005, REPORT & ACCOUNTS SMIT INTERNATIONALE N.V.


SMIT

SMIT INTERNATIONALE N.V.

2005, REPORT AND ACCOUNTS

Official opening of SMIT's headquarters by Minister K.M.H. Peijs on May 27th, 2005.

This annual report is also available in Dutch. In cases where textual inconsistencies between the English and Dutch versions occur, the latter will prevail.

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert de Nederlandse versie.

Copies of this annual report may be obtained from Smit Internationale N.V.,
Public Relations Department:

Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549250
E-mail: publicrelations@smit.com

The annual report is also available on our website: www.smit.com.

Smit Internationale N.V.
Waalhaven O.Z. 85
3087 BM Rotterdam
P.O. Box 59052
3008 PB Rotterdam, The Netherlands
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549777
E-mail: company@smit.com



MOVING
FORWARD

CONTENTS

Company profile	**2**
Corporate strategy	**3**
Key data	**5**
Introduction by the Chairman of the Executive Board	**8**
Report of the Supervisory Board to the Shareholders	**10**
Adoption of the annual accounts and profit appropriation	10
Developments at the company	10
Composition of the Supervisory Board	10
Activities of the Board	10
Remuneration policy for the Executive Board	11
Conclusion	11
Biographical details of the Supervisory Board	**13**
Biographical details of the Executive Board	**13**
Report of the Executive Board	**14**
General	14
Harbour Towage	16
Terminals	16
Salvage	17
Transport & Heavy Lift	17
Risks and Risk Management	17
Associated companies	19
Investment and Financing	20
Corporate Support	20
Description of the Divisions	**24**
SMIT Harbour Towage	24
SMIT Terminals	26
SMIT Salvage	28
SMIT Transport & Heavy Lift	30
Shareholders' page	**33**
Corporate Governance	**34**
Report of the Smit Internationale Preference Shares Foundation	**37**
Annual Accounts 2005	**39**
Other information	**75**
Five-year overview	**76**
Overview of the main Group operating companies/activities and associated companies	**80**
List of Management Personnel	**81**
The Fleet	**84**



COMPANY PROFILE

SMIT has a proud tradition of nearly 165 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment in the more than 30 locations in the world where SMIT is active. SMIT aims to provide its services in the main to shipping companies, producers in the oil and LNG industries, insurers and governments. SMIT maintains the highest standards in respect of Safety, Health, the protection of the Environment and Quality.

SMIT's services are organised into four Divisions:

- **Harbour Towage**: harbour towage services and related maritime services.
- **Terminals**: towage services and related maritime and management services to offshore and onshore terminals.
- **Salvage**: salvage, wreck removal, environmental protection and consultancy.
- **Transport & Heavy Lift**: chartering, barge rental & transport, ocean, coastal and river towage, heavy lifting and marine support to a variety of civil and offshore projects.

SMIT's strategy is aimed at reinforcing these core activities and improving its leadership position in those markets. The company targets sustainable increases in profitability through:

- organic growth and selective acquisitions in the Harbour Towage and Terminals Divisions;
- cost control and the best possible utilisation of economies of scale in all Divisions.

Investments and fleet renewal will be based on the principles of proven technology and standardisation.

The company's approach is based on recognising its responsibilities toward customers, employees, shareholders, partners and society in general. To achieve its objectives in a uniform manner, SMIT has formulated the following vision and mission:

SMIT'S VISION

To be the leading player in the global market for maritime services, preferred by customers due to the high perceived added value of its integrated package of service offerings.

- **Leading player**: to be first or second in all selected businesses.
- **Global market**: to operate on a worldwide scale
- **Maritime services**: to be active in professional services on/around water.
- **Integrated package**: to offer customers a family of services tailored to their specific needs.
- **High perceived added value**: to focus on highly regarded specialist services

SMIT'S MISSION

SMIT is a maritime service provider, with the world's seas and harbours as its fields of operation.
We value the combination of expertise, inventiveness and specialised equipment as the key ingredients towards offering our customers the high-quality solutions they require. We strive to fulfil the needs of five critical stakeholder groups:

- **Customers**: to deliver high-quality services tailored to customers' specific needs.
- **Employees**: to offer challenging work, personal development opportunities and a clear career perspective.
- **Shareholders**: to offer corporate transparency and to create shareholder value.
- **Partners**: to co-operate on the basis of mutual respect and mutual benefit.
- **Society**: to act with due care for the environment and the community.


SMIT CLYDE
SMIT

The 'Smit Clyde' in the port of Rotterdam.

CORPORATE STRATEGY

SMIT's strategic focus is on improving the quality of the organisation, increasing profits and improving the stability of its less stable activities. The growth strategy centres around the more stable activities. The company's results will become easier to predict as a result.

The markets on which SMIT is active are changing. They are driven more and more globally. This globalisation is forcing the many smaller firms (often family-owned businesses) in this industry to implement scores of measures, such as fleet renewals, expansion, and modified procedures. This will be very difficult or even impossible for many of them. We expect that this will result in a consolidation on the towage market. It is SMIT's aim to respond by actively seeking value-adding acquisitions. Our primary focus in this regard is on the growth markets, such as Latin America, Eastern Europe and the Far East. The healthy financial ratios that have been built up should allow SMIT to play a proactive role in this consolidation. Special attention is required in this regard for the further development of the management to develop and control this growth.

IN BRIEF

Harbour Towage	**Fleet renewal** **Acquisitions** **Growth: 50% over 5 years (reference year: 2005)** **ROACE: 15%**
Terminals	**Additional contracts** **Growth: 50% over 5 years (reference year: 2003)** **ROACE: 15%**
Salvage	**Retention of market share (25%-35%)** **R&D** **Profit margin: 10% of net production**
Transport & Heavy Lift	**Transport:** **Fleet renewal** **Increased stability** **Organic growth of 10% per year** **ROACE: 15%** **Heavy Lift:** **Consolidation** **ROACE: 15%**

For the various Divisions, the corporate strategy will take shape as follows:

HARBOUR TOWAGE

- Having the lowest possible costs while maintaining the highest possible utilisation rate is essential to the success of this activity.
- That is why the company will continually strive to improve its margins at the existing locations, by cutting costs, improving the rates charged and planning its activities better. This will allow for savings on employee deployment and equipment.
- With respect to the addition of new locations, SMIT is focussed on the full or partial acquisition of existing players in the harbour towage markets in Latin America and the Far East.
- The focus for expansions is primarily on the strategic intersections in shipping routes. This will allow us to offer our customers a global network for harbour towage services. In order to achieve this aim, key account management has a high priority. That also applies to standardisation of equipment and procedures. This standardisation should help us to offer our customers identical services all around the world.
- The profile for these acquisitions is determined by elements such as minimum fleet size, client portfolio, organisational structure, etc.
- At ports where towage fleets are obsolete and inefficient, we will attempt to acquire a market share with modern and strong vessels.
- The privatisation of ports and the renewal of concessions are also part of the focus on expanding our global harbour towage network.
- The target net increase in profit is 50% over a period of 5 years, with 2005 being the point of reference.
- The target for the Return On Average Capital Employed (ROACE) for Harbour Towage is 15%.



TERMINALS

- In addition to the market for crude oil, oil products and other bulk products, SMIT is heavily involved in the development of LNG terminal projects.

- In the case of existing contracts, the company is pursuing growth by offering additional services that can be integrated into existing services.

- The company will attempt to renew existing contracts that are nearing their end, possibly in combination with the deployment of new vessels.

- Growth will mainly be generated from new contracts. A global sales organisation has therefore been set up with representatives in growth areas such as Africa, Latin America, the Middle East and the Far East.

- The target net increase in profit is 50% over a period of 5 years, with 2003 being the point of reference.

- The ROACE target for Terminals is 15%.

SALVAGE

- The salvage market remains an unpredictable market. The objective here is to retain our existing market share of 25% to 35%.

- The increase in profit in this Division will be achieved in part by further improvements in project management.

- With the combination of our expertise and our global coverage, SMIT is focusing on the more complex salvage projects. This is where we can distinguish ourselves from our competitors. In other words, SMIT is targeting the top segment of the salvage market. In doing so, we are paying very close attention to reducing the threat to the environment.

- Research & Development is focussed on identifying practical solutions, particularly to reduce threats to the environment in salvage activities.

- The target here is a net profit margin of 10% of net production. This criterion has been chosen because this Division has virtually no assets.

TRANSPORT & HEAVY LIFT

TRANSPORT

- To distinguish itself from its many smaller competitors, SMIT targets the higher segment of this market. As a result, a phased fleet renewal programme is being carried out, together with a reduction in the total number of available vessels.

- Acquiring longer term contracts, particularly for chartering, will improve the stability of the results.

- Profits will be increased through a combination of organic growth, strict cost-cutting measures and improved rates charged.

- The target net increase in profit is 10% per year.

- The ROACE target for Transport is 15%.

HEAVY LIFT

- SMIT focuses on the larger projects, operating globally from Rotterdam and Singapore.

- It is not expected that the fleet will be renewed. Proper maintenance of the existing equipment is therefore very important.

- The margins will have to improve, through such measures as cost control and improved project management.

- No growth is expected in this market, and SMIT will consolidate its position.

- The ROACE target for Heavy Lift is 15%.

KEY DATA

Derived from the Annual Accounts (in EUR 1 million)

	2005	2004
Harbour Towage		
Revenue	**88.6**	75.7
Operating profit	**18.0**	11.6
Average capital employed	**84.2**	83.4
Depreciation	**7.7**	7.6
Average return on capital employed	**21.4** %	13.9 %
Terminals		
Revenue	**85.7**	60.0
Operating profit	**13.5**	8.4
Average capital employed	**71.9**	73.0
Depreciation	**12.4**	11.1
Average return on capital employed	**18.7** %	11.5 %
Salvage		
Revenue	**84.2**	110.6
Operating profit	**8.6**	13.0
Average capital employed	**38.7**	37.0
Depreciation	**0.8**	1.0
Return on net production	**17.7** %	22.8 %
Transport & Heavy Lift		
Revenue	**114.8**	87.9
Operating profit	**8.3**	6.9
Average capital employed	**15.2**	20.2
Depreciation	**4.9**	7.8
Average return on capital employed	**54.7** %	34.2 %
Result of associates and joint ventures		
Average return on capital employed	**23.1** %	7.3 %
Operating profit plus result associates and joint ventures (Ebit)	**54.3**	37.8
Operating profit before depreciation plus result associates and joint ventures (Ebitda)	**80.5**	66.4

	2005	2004
Revenue	**381.6**	338.3
Result		
Operating profit	**42.3**	32.8
Net profit	**38.3**	27.4
Dividend	**19.3**	15.3
Ebitda	**80.5**	66.4
Interest Coverage Ratio	**11.9**	11.3
Tangible fixed assets		
Investments in tangible fixed assets	**68.3**	57.5
Depreciation	**26.2**	28.6
Capital commitments at year end	**27.4**	30.5
Capital employed		
Long-term capital	**336.6**	279.2
Net equity	**247.7**	203.8
Guarantee capital	**254.3**	211.9
Ratios in %		
Net equity/total capital	**47.5**	49.4
Non-current assets/long-term capital	**91.6**	88.2
Current assets/current liabilities	**115.7**	125.2
Net profit/net equity	**15.5**	13.4
Return on average capital employed Group	**16.9**	15.1
Return on average capital employed Total	**18.0**	13.3
In EUR per share of EUR 4.60		
Net equity	**32.13**	26.56
Ebitda	**10.44**	8.66
Net profit	**4.96**	3.57
Cash dividend	**2.50**	2.00
Price of stock at year end	**55.20**	32.00
Issued shares at year end	**7.710.834**	7.672.931
Employees		
Average number of employees	**2.719**	2.859
Total wages, salaries and social security charges	**117.1**	108.6

REVENUE PER DIVISION



Harbour Towage
23,7%
Transport & Heavy Lift
30,7%
Terminals
23,0%
Salvage
22,6%
2004
2005




SMIT CURAÇAO

The 'Smit Curaçao' one of the 57 tonnes bp ASD tugs delivered in 2005, is currently operating in Panama.



INTRODUCTION BY THE CHAIRMAN OF THE EXECUTIVE BOARD

To our shareholders, customers, employees, partners and other interested parties.

Dear reader,

As you can read in this report, and already have read in our earlier press releases, things are once more going SMIT's way. The very favourable results of 2003 and 2004 continued last year, so the newly adopted strategy and organisation are proving to be lasting arrangements. Our decision to choose four core activities turned out well: all four of the Divisions are running very smoothly, like the four cylinders of an engine.

The costs fell considerably in recent years, and our commercial energy has increased. The stability of the company, and with it that of the results, also increased significantly, and the motivation of our employees is greatly improved. In short, we are proud of our company, which can show its face once more. The shareholders have recognised this in recent times, as is apparent from the increased share price. We wish to express our gratitude for the faith they have shown in us.

It is now more than a year since we moved to our new SMIT Rotterdam site in Waalhaven, where all SMIT's Dutch activities are concentrated. The reactions from all sides to the concept and its execution are very positive. Many of you have had the opportunity to visit our new site yourselves during the past year. If you have not, you are hereby cordially invited to do so. Our many visitors last year included, to our great pleasure, Princess Margriet and her husband, Mr Pieter van Vollenhoven. Of course, we also received many important guests at the official opening in May of last year, including our guest of honour Minister Karla Peijs, who performed the official opening ceremony.

The Harbour Towage Division once again improved its performance last year, as a result of efficiency improvements and increased volumes owing to the growth of the shipping industry in general. Sadly, in Rotterdam we were faced with two work stoppages during the negotiations for a new collective labour agreement, this time covering a two-year period.

Luckily, the effects of those work stoppages were limited, although such situations only mean that everyone loses. We are confident that we will be successful in our efforts to gradually improve the relations between all social and other parties involved. Considering the fact that there was little latitude for investments in recent years, the age profile of our fleet has risen considerably. Over the past two years we have therefore started work on a phased renewal of the fleet. This renewal is based on the principle of standardisation and the use of proven technology, thus enabling exchangeability between not only regions, but also activities (such as Terminals). Last year, the first new vessels replaced the older vessels, primarily in Panama, where there were four replacements. This process will be continued in the coming years.

As you know, having completed our strategic changes, we have started looking for growth opportunities for SMIT. The focus is on our more stable activities, such as Harbour Towage and Terminals. For the Harbour Towage activities, we are looking mostly at participating in and acquiring existing towage companies that operate primarily in strategic locations. These are the 'intersections' in the



The Executive Board of Smit Internationale NV, with on the right Ben Vree (Chairman) and Wim Kanis (Chief Financial Officer).

shipping routes, with which we hope to further expand our global network in order to serve our existing customers in all these locations. Considering the consolidation that our market is undergoing, we believe that we will be able to achieve a reasonable growth here. However, it is vital that we pay the right price and do not purchase turnover. This growth will therefore have to be achieved mainly in the growth markets, such as Latin America, the former Eastern Bloc and the Far East. Naturally, we are extremely proud to announce our very recent acquisition in Brazil, SMIT Rebocadores do Brasil. Starting in 2007, we will be operating in the principal Brazilian ports with eighteen tugs.

Following the earlier decline in the Terminals Division, and after a series of drastic changes to this Division, we were able to achieve a clear improvement in the results last year. The latest developments also raise the prospect of a further improvement of these results, considering the expansions achieved with some existing contracts and the acquisition of additional contracts, for example in Egypt and Equatorial Guinea. In light of the developments on the energy market and particularly the LNG market, which this Division mostly serves, we expect that we will succeed in achieving the growth target previously set.

As you are aware, salvage operations are and remain an unpredictable activity, since accidents at sea simply cannot be planned for. That is why we use a historical average for calculating our result forecasts. This historical average has risen substantially over the past few years, because of our considerable market share in this sector and the increasing number of accidents in recent years. In 2005 we again succeeded in acquiring a large number of salvage contracts, particularly in the Gulf of Mexico. Not all revenues from these contracts have been accounted for in this financial year. Nevertheless, 2005 has again exceeded the historical average of recent years. The challenge for us now is to continue to equal this result while also achieving greater stability in this Division.

The Transport & Heavy Lift Division adopted several new courses of action last year. In the heavy lift activities, we sadly had to take our leave of the smaller sheerlegs, which operated primarily in the port of Rotterdam. The reason was that the function of the port of Rotterdam has changed considerably in recent years, resulting in a decrease in the demand for this specific service. Disposing of this sub-activity also forced us to cut back the related overhead and shore support to at least a corresponding degree. The remaining sheerlegs are now deployed almost globally, from Rotterdam and Singapore. The utilisation rate achieved last year was limited, owing to the lack of major projects. Considering the amount of the investments and the developments on the market, we do not expect to make any new investments in this segment.

The Transport segment within this Division not only performed well, with a large number of smaller contracts, but also moved toward greater stability. In order to realise this greater stability, more long-term contracts were concluded, in which the new 'Smit Kamara', 'Smit Komodo' and 'Smit Nicobar' will play central roles. We are considering the possibility of expanding this stable segment further with multiple vessels, depending on the opportunities for long-term contracts.

We also have great expectations for the three new vessels that will be delivered to IHC Holland Merwede in 2006. These vessels will operate on the local transport market.

As we have already said, we are proud that the SMIT vessel is back on course. We have set the telegraph to 'FULL STEAM AHEAD' in the direction chosen previously. In other words: growth! For us, that means growth in profits, and it therefore depends on the market, the activities and the funds as to what specific shape this growth will take. For Harbour Towage, this means taking over smaller operators, for Terminals it is landing new contracts and expanding existing ones. For Salvage, it means focusing on the top segment while retaining our market share, and for Transport & Heavy Lift it is organic growth combined with creating a greater degree of stability. We are ready, and with all our stakeholders' support we should be capable of achieving this growth in results.

The investigation by the Netherlands Competition Authority (Nederlandse Mededingingautoriteit, 'NMa') into possible unlawful alliances has been concluded without consequences. We also completed the settlement for the problems surrounding the Crew Facility ('Bemanningsfaciliteit') in 2006.

Mr Van Beuningen and Mr Busker left our Supervisory Board last year. I wish to thank both these gentlemen for their dedication, loyalty and support in times that were definitely not always easy.

This year we are again happy to forecast that SMIT is on the right course, that we will achieve the predicted growth, that our customers will notice in our services the constant improvements that we are seeking to implement in our organisation, and that the shareholders will receive the returns to which they are entitled. I wish to thank our customers for their loyal support and their faith, which has allowed us to bring this wonderful company back on course. Our employees also deserve thanks for their dedication, faith and loyalty. We are also very grateful to our shareholders and suppliers for their faith in SMIT.

We look forward to the new phase that SMIT has now entered, and we hope that we may continue to count on everyone's support in this new phase of growth.

Ben Vree
Chairman of the Executive Board



REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

We are pleased to present the Report by the Executive Board and the Annual Accounts for 2005 as compiled by the Executive Board.

ADOPTION OF THE ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

The Supervisory Board has taken note of the report issued by KPMG Accountants N.V.. The Supervisory Board approves the Annual Accounts as compiled by the Executive Board. We recommend that you adopt these Annual Accounts as prepared by the Executive Board. The Supervisory Board also recommends that the profits be allocated in accordance with the Executive Board's proposal. This proposal by the Executive Board matches the company's consistent policy for reserves and dividends.



DEVELOPMENTS OF THE COMPANY

The company's results improved further in 2005 compared with the successful year of 2004. The capital ratios remained solid following their recovery in 2003 and 2004.

COMPOSITION OF THE SUPERVISORY BOARD

During the year under review, Mr W.F. van Beuningen and Mr M.A. Busker resigned their positions on the Supervisory Board. The Board is very grateful to Mr Van Beuningen for his many years of service on the Board (Mr Van Beuningen was first appointed to the Board in 1981) and for his advice, which never failed to be valuable. Mr Busker was on the Board for eight years, after having been on the company's Executive Board from 1989 onwards. The Supervisory Board is also very grateful to Mr Busker for his advice, which was based on the knowledge he gained as Chairman of SMIT's Executive Board and on his extensive knowledge of the maritime industry in general. The vacancies that would have been created by the departure of Mr Van Beuningen and Mr Busker were already filled in 2004. The vacancy following Mr J.D. Bax's resignation in December 2004 was filled by the Annual General Meeting of Shareholders in May 2005 when they appointed Mr F. E.L. Dorhout Mees to the Supervisory Board, based on the Board's nomination. Mr W. Cordia acted as interim Chairman of the Board from December 2004 until June 2005. The Board wishes to thank Mr Cordia for his efficient and expert performance of this duty. The Supervisory Board appointed Mr Dorhout Mees as its permanent Chairman. During the year under review, the newly appointed member of the Supervisory Board underwent an introduction programme. All members of the Supervisory Board are independent from the company.

ACTIVITIES OF THE BOARD

The Supervisory Board is aware of the fact that the duties of supervising and advising the Executive Board are becoming increasingly important. In the year under review, the Board met six times with the Executive Board. The Supervisory Board also met twice without the Executive Board to discuss the Supervisory Board's performance and its relationship with the Executive Board. Virtually all members of the Board were able to attend these meetings. In all of the meetings, the company's general state of affairs was discussed and, where prescribed by the Articles of Association, proposals by the Executive Board were submitted to the Supervisory Board for approval. The company's strategy and its risk management were addressed regularly and in great depth. In this context, all of the strategic options were addressed and evaluated during several meetings. The external auditor was present during the Board's discussions of the company's half-year and annual figures. In each Board meeting, quality and safety policy issues were discussed.

Outside of the meetings, there was regular contact between the Executive Board and the Chairman and individual members of the Supervisory Board regarding important company matters.

The Supervisory Board and Executive Board, from left to right: H.C.P. Noten, W. Cordia, F.E.L. Dorhout Mees and R.R. Hendriks. Seated: B. Vree and W.H. Kanis.

All Supervisory Board members attended the annual joint meeting of the SMIT Works Councils and the Board. The day's meeting was dedicated to 'integrity'.

The external auditor submitted a report to the Supervisory Board about its independence in respect of the company. Matters examined in this connection include the external auditor's fees for the audit, activities related to the audit and other activities. The external auditor also confirmed that it is independent from the company. This is in accordance with the prevailing code of professional conduct.

REMUNERATION POLICY FOR THE EXECUTIVE BOARD

For the main points of the remuneration policy, please refer to the chapter on Corporate Governance, on page 35.

CONCLUSION

The Board wishes to express its gratitude to the Executive Board and to all its employees at home and abroad, at sea and ashore, for their efforts over the past year on behalf of the company.

Rotterdam, 8 March 2006

For the Supervisory Board,

Frederik E.L. Dorhout Mees
Chairman





The 'Smit Olare' is the first of two new 57 tonnes bp 3110 ASD tugs that will be deployed for LNG terminal activities on Bonny Island, Nigeria.

BIOGRAPHICAL DETAILS OF THE SUPERVISORY BOARD

F.E.L. DORHOUT MEES (67, DUTCH NATIONALITY)

Appointed in 2005. Scheduled to resign in 2009. Formerly a member of the Executive Board of Hudig-Langeveld Groep B.V. (currently Aon) (1975-1987), Managing Director and member of the European Board of Marsh & McLennan Inc. and member of Marsh & McLennan's Global Marine Energy Committee (1987-1997), member of the Supervisory Board (delegated member) of Sedgwick Nederland B.V. (1997-1999). Member of the Executive Committee of Catharijne Stichting, adviser to De Kleine Kasteeltjes N.V.
Mr Dorhout Mees does not hold any shares, convertible bonds, publicly tradable options in Smit Internationale N.V. or options granted by the company.

W. CORDIA (65, DUTCH NATIONALITY)

Appointed in 2004, with effect from 1 August 2004. Scheduled to resign in 2008. Chairman of the Executive Board of Incomare Resources, member of the Executive Board of Furness (1974-1978), Managing Director of Dock Express (1978-1983), member of the Supervisory Boards of Anthony Veder Group, H.E.S. Beheer, Workships Group, Internationale Jute Maatschappij NV and Huisman Special Lifting Equipment, member of the Board of Rodina Ltd and Kerrco, member of the Executive Boards of Lloyd's Register of Shipping and Det Norske Veritas. Mr Cordia does not hold any shares, convertible bonds, publicly tradable options in the company or options granted by the company.

R.R. HENDRIKS (51, DUTCH NATIONALITY)

Appointed in 2005. Scheduled to resign in 2008. Member of the Executive Board and Chief Financial Officer of CSM N.V. until December 2005. Vice-Chairman of Aon Holdings from 1 January 2006 onward. Formerly Vice-Chairman of VOPAK N.V. Member of the Supervisory Boards of Stolt-Nielsen, Van Leeuwen Buizen, G-star and Nile Dutch Shipping. Mr Hendriks does not hold any shares, convertible bonds, publicly tradable options in the company or options granted by the company.

H.C.P. NOTEN (48, DUTCH NATIONALITY)

Appointed in 2004. Scheduled to resign in 2006. Member of the Upper House of the States General of the Netherlands, member of the Executive Board of Dutch Railways (charged with employee policy during the 2001-2004 period), Chairman of the Supervisory Board of Mn Services, member of the Supervisory Boards of Koninklijke Wegener, RSDB and Univé Verzekeringen. Mr Noten has the particular confidence of the Central Works Council. Mr Noten has no shares, convertible bonds, publicly tradable options in the company or options granted by the company.

BIOGRAPHICAL DETAILS OF THE EXECUTIVE BOARD

B. VREE, CHIEF EXECUTIVE OFFICER (52, DUTCH NATIONALITY)

Appointed Chairman of the Executive Board in May 2002. Member of the Executive Board of Smit Internationale N.V. since 2000. Started working for Van Ommeren in 1993, followed by a move to Vopak in Singapore, where he occupied a series of positions. Was Regional Director for Van Ommeren Asia BV and later President of Vopak Logistics Asia Pte. Ltd.
Director of Singapore International Chamber of Commerce between 1997 and 2000. From 1989 to 1993, Commercial Manager at Chemicals Matex Nederland BV (Van Ommeren BV). Up to 1989, Mr Vree held various positions at the port of Rotterdam.

ADDITIONAL ACTIVITIES:

- Honorary Consul General of Sweden
- Member of the Supervisory Boards of Radio Holland Groep B.V. and TMI Holding N.V.
- President of the Rotterdam district of Nederlandse Maatschappij voor Nijverheid en Handel (Dutch Trade and Industry Association).

W.H. KANIS, CHIEF FINANCIAL OFFICER (59, DUTCH NATIONALITY)

Appointed Chief Financial Officer and member of the Executive Board in October 2000.
Has worked for Smit Internationale N.V. since 1981. Served as General Manager Finance & Administration from 1994 to 2000, and as Administration & Finance Director between 1988 and 1994. Was Head of the Finance Department before that. Worked for Klynveld & Kraayenhof & Co from 1971 to 1981.




SMIT CRISTOBAL
SMIT

REPORT OF THE EXECUTIVE BOARD

GENERAL

When we published the 2004 annual figures, we did not announce any profit forecast for 2005. We did make a forecast when we published the half-year figures for 2005, indicating that the net results expected for the whole of 2005 would be considerably higher than for 2004 (EUR 27.4 million). In December, we published a press release announcing that we expected a much higher net profit for 2005 than in 2004.

These initial forecasts were based on the favourable course of business in all four Divisions. The Harbour Towage Division, in particular, improved its performances during the course of the financial year, through improved efficiency and a further increase in shipping traffic. The reorganisations in the Terminals Division had a very positive effect on the result. The results of the Salvage Division are difficult to predict and were therefore based on an historical average over the past five years. The high utilisation rate during the last six months of the year, owing to the large number of serious hurricanes in the Gulf of Mexico, was a major reason for an above-average result. Although the Heavy Lift sector did not have any major contracts, the transport part of the Transport

The 57 tonnes bp tugs 'Smit Balboa', 'Smit Cristobal' and 'Smit Panama' joined the SMIT Harbour Towage fleet in Panama in June 2005.

& Heavy Lift Division was well occupied with a lot of smaller contracts, which led to a satisfactory result. The associated companies performed well. In all, this resulted in a net profit of EUR 38.3 million for the year under review.

A plan for a phased renewal of the fleet was put into operation during the reporting year, principally for the Harbour Towage and Transport & Heavy Lift Divisions. A number of contract-related new-build orders were placed with the Terminals Division.

The Netherlands Competition Authority (Nederlandse Mededingingsautoriteit, or 'NMa') informed SMIT that it saw no reason to continue the investigation that it commenced in 2004. There is no news about the further progress of the investigation launched by the European Commission (EC).

The strategy and accompanying organisational structure have borne fruit. SMIT therefore introduced a strategy of focused and responsible growth during the year under review, based on increasing profits.



HARBOUR TOWAGE

RESULTS

The operating result of the Harbour Towage Division rose to EUR 18.0 million, as compared with EUR 11.6 million in 2004. At 21.4% (2004: 13.9%), the Return On Average Capital Employed, or 'ROACE') is in line with the targeted level of return of 15%.

DETAILS

The results in Rotterdam improved further. After many years, they are back at the targeted levels. However, the costs are still too high. The improved results therefore stem primarily from the high degree of activity. A new collective labour agreement was concluded, for two years, which achieved a greater sense of peace in terms of employment conditions. Regrettably, this was preceded by two work stoppages.
In previous Annual Reports we have already addressed the problems surrounding the so-called 'Crew Facility' ('Bemanningsfaciliteit') incentive scheme. The settlement reached with the State on this issue was finalised in 2006.

In Canada, the improvement that started in 2004 continued. Based on a long-term contract, investments were made in new equipment. All activities in Canada are currently carried out under the SMIT identity, which signifies the complete integration of these activities.

In Panama, too, turnover increased. This justified the investments in new equipment. The new units were put into operation at a festive ceremony that was attended by our principal customers. The profits were forced downward somewhat as a result of higher depreciation.

SMIT's target is stable growth. For the Harbour Towage Division, this means aiming for acquisitions in strategic locations. The first step on this path to stable growth within this Division was the acquisition of a 50% interest in Rebras in Brazil early in 2006.

TERMINALS

RESULTS

The operating result of the Terminals Division was EUR 13.5 million, as compared with EUR 8.4 million in 2004. ROACE came to 18.7% (2004: 11.5%), which is well above the long-term target of 15% set by SMIT.

DETAILS

The drop in the result was brought to a halt. The reorganisation of the Division was completed. The rise in the result was mainly thanks to a large supply of work in short-term underwater activities in Western Africa and in the Caspian Sea. The efforts to cut back on loss-generating contracts also had a positive effect. The efforts to hire new commercial employees are starting to bear fruit. Toward the end of 2005, the Division entered into a joint venture using two tugs for a long-term contract for an LNG terminal in Egypt. Several existing contracts were either renewed or expanding considerably. In addition, two major terminal contracts have already been concluded in 2006, which will contribute to the results for 2007.


WOLRAAD WOLTEMAD
KINGSTOWN

SALVAGE

RESULTS

The average operating result was EUR 8.6 million, as compared to EUR 13.0 million in 2004. This result is once more higher than the historic average of EUR 5.0 million per year. The excellent supply of work of recent years continued, albeit at a slightly lower level. For SMIT Salvage, the ROACE, which SMIT applies as a standard to measure performance, is irrelevant. See also the comments later in this Annual Report about the low level of capital investment in this Division. In light of this factor, the standard selected is a net profit margin of 10% of net production. The Division more than met this standard in 2005.

DETAILS

The most striking projects were carried out in the Gulf of Mexico, and followed some serious huricanes. Noticeable projects included oil production platforms 'Thunderhorse' and 'Artic 1'. Pending completion, the revenues from these projects have been accounted for at the level of the costs incurred.

TRANSPORT & HEAVY LIFT

RESULTS

The operating result of the Transport & Heavy Lift Division was EUR 8.3 million (2004: EUR 6.9 million). ROACE was 54.7% (2004: 34.2%). This return figure is considerably higher than SMIT's target of 15%, owing in part to the fact that the majority of the equipment has been fully depreciated.

DETAILS

Transport's utilisation figures were solid, with a lot of smaller but very profitable contracts. During the first six months of the year, Heavy Lift had little work. Owing to the disappointing results from the deployment of the smaller sheerlegs in the Rotterdam region, those sheerlegs were sold, based on the evaluation announced earlier. As a result, SMIT and its associated company in Singapore now only possess large sheerlegs, which are used worldwide.

The first in a series of three work vessels contracted in Singapore was delivered in October 2005, after which work started on some adjustments for a long-term contract on the North Sea. This vessel, and the next two vessels in this series will be chartered out through a limited partnership set up especially for this purpose.

These new vessels will be chartered out primarily on a long-term basis. If the market allows, we will consider further expanding this fleet.

Harbour Towage	**Increased operating result** **ROACE: 21.4%**
Terminals	**Increased operating result** **ROACE: 18.7%**
Salvage	**Drop in the operating result compared to 2004** **Result above historical average** **Net production: 17.7%**
Transport & Heavy Lift	**Increased operating result** **ROACE: 54.7%**

RISKS AND RISK MANAGEMENT

The Executive Board is responsible for the organisation and operation of the internal risk management and control systems. The purpose of these systems is twofold. On the one hand, they serve to minimise the principal risks to which the company is exposed, while on the other they help to achieve the operational objectives and financial targets, and to ensure compliance with legislation and regulations. However, such systems cannot offer any guarantees that the corporate objectives will be achieved, nor that all material misstatements, losses, fraud and breaches of laws or regulations can be prevented entirely.

The risk management and control system has the continuous attention of the Executive Board and forms an essential part of the management of the company. The systematic analysis of the business risks was again deepened during the year under review. One element of this risk analysis involved a review of the internal control environment based on a simplified version of the COSO model. Internal control measures were defined and set down in procedures in order to limit the risks run by the company. Both the company's own employees and external advisers monitor compliance with the control measures. Further to the internal risk analysis, the external auditor annually conducts specific audits of the internal control measures at the request of the Executive Board. These audits focus on a number of predetermined high-risk areas. The report on the findings is discussed with the Supervisory Board and the Executive Board, and the company adopts the recommendations set out therein with a view to continually improving its risk management and control system. The organisation periodically carries out its own internal audits to assess both the operation and the adequacy of the control measures.



Based on the above, the Executive Board declares, to the best of its knowledge, that:

- the risk management and control systems offer a reasonable degree of assurance that the financial reports are free of material misstatements;
- the risk management and control systems functioned properly during the year under review;
- there are no indications that the risk management and control systems will not continue to function properly during the coming year.

The general standards and values for business that apply to all our operating companies and all our employees are laid down in SMIT's Code of Conduct. The Executive Board continually stresses the importance of compliance with this Code. The organisation also has a whistleblower scheme, which allows employees to report any suspicions of irregularities without having to fear for their legal position.

Within SMIT, General Managers and Finance Managers annually issue internal Letters of Representation, in which they render account for compliance with both internal procedures and legislation and regulations.

MARKET AND COUNTRY-BASED RISKS

SMIT has activities all over the world. Consequently, these activities are exposed to the economic, legal and political risks in the countries in which SMIT operates. SMIT consists of four Divisions, each of which has a different risk profile. The risk profile of each business unit depends on the nature of the activities.

SMIT HARBOUR TOWAGE: This Division assists vessels that are entering or leaving port. The number of ship journeys is influenced by the economic climate. The risks are well spread because of the geographic spread of this Division and a sensible choice of types of ports in which to operate.

SMIT TERMINALS: This Division offers a complete package for the maritime management of onshore and offshore third-party terminals. As a rule, work is carried out under long-term contracts. The development of the terminal market follows (a few years behind) the oil companies' exploration and investment activities.

SMIT SALVAGE: The market for this Division comes from shipping accidents and is therefore unpredictable. The forecast results are estimated based on a long-term average. In the reports, any assistance that has not yet been financially settled is valued conservatively.

SMIT TRANSPORT & HEAVY LIFT: The transport market is predominantly a spot market where single services (e.g. barge rental) are often provided. The heavy lift market is a cyclic market, and is mostly related to the civil construction market and the energy market. Changes in economic conditions can cause periodic fluctuations, which are sometimes major, in the results on the heavy lift market.

OPERATIONAL RISKS

CAPACITY PLANNING

Capacity planning is a crucial factor for all activities. Temporary capacity utilisation losses may arise due to the stagnation of contracts or the postponement of projects. Wherever possible, the company minimises the risk of under-utilisation by entering into long-term contracts. SMIT also tries constantly to achieve synergy benefits by deploying its equipment on a cross-Divisional basis.

PROJECT RISKS

Because of the nature of SMIT's activities, we regularly carry out high-risk projects. There are various risk areas, such as safety, environment and finance. Proper project management is essential in managing these risks. That is why SMIT devotes a great deal of attention to continually training and educating its employees. The SHE-Q department helps in the development of tools to identify safety and environmental risks and define risk control measures. The effects are regularly assessed using SHE-Q audits, which include specific audits of the fleet. Financial risks arising from the company's operations are managed by drawing up budgets and regular forecasts of the expected project results. The Tender Board procedure is an important risk management tool when the company is considering large new contracts. The Tender Board assesses the risk profile, profitability and 'strategic fit' of potential contracts that are of a material size and/or involve specific project risks. The Tender Board also examines proposed investments. The permanent members of the Tender Board are the CEO, the CFO, the Director of Shared Resources and the General Counsel, who are joined by project members.

ASSOCIATED COMPANIES

A substantial part of the company's equity consists of investments in associated companies. SMIT is represented on the management boards of all associated companies in which it has a material interest. This allows SMIT access to annual and interim reports. An external auditor audits the accounts of the aforementioned unconsolidated associated companies.

INTERNAL REPORTING

SMIT has a system of internal reporting and a budgeting cycle. The financial reports are reviewed centrally, and compared with the approved budgets. Forecasts are checked per quarter and adjusted where necessary. The company has fixed procedures for investments and disposals.

INSURANCE

SMIT has taken out sufficient insurance for its tangible fixed assets and for liability in respect of third parties.

USE OF DERIVATIVES

The company makes limited use of derivatives to cover its risks. For this purpose it uses standard contracts to which no extraordinary performance risks are attached. Derivates may only be used with the prior formal approval of the CFO.

CURRENCY RISK

A substantial part of SMIT's income and expenditure is denominated in foreign currencies. The principal currencies besides the euro are the US dollar, the Singapore dollar and the South African rand. SMIT's policy is aimed at hedging currency risks for operating activities (in relation to the functional currency) by using forward exchange transactions and currency swaps. In principle, the net asset positions of non-Dutch associated companies are not hedged, nor are the translation risks attached to the translation of the net results of non-Dutch group companies into euros.

INTEREST RATE RISK

In connection with SMIT's interest policy, the company fixes the interest rates of at least 50% of its long-term liabilities. Derivatives are used in this regard to fix variable interest rates on the long-term loans.

CREDIT RISK

The risk of being unable to recover debts from customers varies per Division. In general, SMIT does not incur any significant credit risk in respect of individual customers. Guarantees are requested for large, high-risk projects in order to hedge the credit risk. In the salvage industry, it is common practice to require guarantees for assistance projects. As a consequence, the credit risk is largely hedged.

For further information about the financial instruments and currency risk management, please refer to page 61 of the Annual Accounts.

ASSOCIATED COMPANIES

HARBOUR TOWAGE

KEPPEL SMIT TOWAGE

As in previous years, this SMIT-led company recorded an excellent result in 2005. Its result includes a book profit on sold vessels.

UNIE VAN REDDING- EN SLEEPDIENST

The 2005 result of this associated company was excellent. A further improvement in turnover and a good year for salvage operations contributed to the profit.

TERMINALS

SMIT OCTO LUKTRANS

This Russian joint venture recorded a negative result over the financial year, which was the result of forming a provision for contractual and tax-related risks.

TRANSPORT & HEAVY LIFT

ASIAN LIFT

This associated company – a joint venture with Keppel Fels – recorded a very good result, as in the previous year, thanks in particular to the excellent utilisation rate of the sheerlegs.

SMITWIJS TOWAGE

Thanks to the profit recorded on the sale of two vessels and the good utilisation rate of the remaining vessels, this joint venture achieved a very good result for 2005.

HIGH LATITUDE SHIPPING

This joint venture with Femco, our Russian partner, has a five-year contract for an Anchor Handling Tug Icebreaker. That vessel was under contract for a large part of the year, leading to a slightly positive result.



The SMIT stand generated a great deal of interest during the World Port Days in September 2005 in Rotterdam.



INVESTMENT AND FINANCING

Of the harbour tugs ordered in 2004, the last two were completed early in 2005. In addition, two new terminal tugs were purchased for the Terminal Division in 2005. These were immediately deployed for a project in Egypt. Several tugs were also ordered in connection with the expansion of terminal activities and the replacement of older harbour tugs.

Expansion:	three new terminal tugs. Completion date: early in 2006.
Replacement:	four new harbour tugs. Completion date: mid-2006.
Replacement:	three new work vessels. Completion date: 2006.
Expansion:	three new multipurpose AHT tugs. Completion date: 2005 and 2006 (two).

The three multipurpose AHT vessels will be sold to the Hollands Glorie I limited partnership once they are finished. SMIT will then charter them for a period of eight years, after which SMIT will have an option to buy at a predetermined price.

New mortgage financing for a total amount of EUR 25.0 million has been taken out for the new-build vessels. Separate financing for an amount of USD 24.0 million has been arranged for the multipurpose AHT vessels for the purpose of prepayments during construction.

CORPORATE SUPPORT

SAFETY, HEALTH, ENVIRONMENT AND QUALITY (SHE-Q)

Protection of safety, health, the environment and quality is an integral element in SMIT's code of business conduct. SMIT has further toughened up its policy in this area. The SHE-Q Manager reports directly to the Chairman of the Executive Board on a regular basis. In addition, the Supervisory Board receives information on this subject at every meeting. The topic of SHE-Q was high on the agenda at SMIT's Corporate Meeting, which was attended by all international managers.

After hurricanes 'Rita' and 'Katrina', many oil production platforms had broken loose, including the 'Artic 1'.



The systems are functioning satisfactorily. The results show that the number and seriousness of incidents is declining. None of the activities exceed the applicable standards.

One problem that requires more and more attention is piracy. We take special measures in high-risk areas to protect our people and our equipment. This involves such matters as changing procedures and reports, as well as providing additional and special protective gear and communication equipment.

SMIT'S SHE-Q POLICY

All of SMIT's employees are deemed to take their individual responsibilities seriously and to contribute to safe working methods, healthy working conditions, an environmental awareness and a superiour level of service for our customers.

SMIT'S SHE-Q policy outlines the following practices:

- Compliance with all relevant legislation and regulations.
- The prevention of accidents, incidents, damage, injury and situations that could endanger employees' health, together with a sustained effort to reduce the number of cases of injury to zero.
- Continual worldwide vessel inspection systems.
- The setting of challenging targets with the aim of encouraging and guaranteeing continuous improvement.
- Training courses and programmes that encourage our employees to work together responsibly.
- The provision of resources that enable our employees to carry out their work in a healthy, safe and environmentally friendly way.
- Continuous improvement of the quality of our products, services and processes in order to fulfil the customer's expectations and in many cases even to exceed them.
- Regular inspections and investigations into the causes of incidents and accidents in order to be able to take corrective measures, with particular emphasis on continually improving and updating our procedures.

EMPLOYEES AND EMPLOYEE POLICY

GENERAL

SMIT has 2676 permanent employees around the world (2004: 2740). The number of permanent employees in the Netherlands is 642 (2004: 725), of which 419 (2004: 487) are involved only in operational activities. These are direct employees: seagoing personnel, divers, riggers and salvage personnel. Worldwide, the ratio of office employees to direct employees is approximately 1:5. The ratio of employees in the Netherlands to the number abroad illustrates how important SMIT's non-Dutch activities are.

The key aspect of personnel policy is the preservation of know-how and experience with regard to operational and technical skills. There is also a major focus on the evaluation and coaching of employees in the areas of safety and quality. SMIT aims to increase employee involvement and commitment and to ensure that employees are fully aware of their career options within the Group.

In this light, various campaigns have been launched and plans introduced to provide internal coordination, education and training. This is intended to allow us to fill future vacancies from within our own organisation. Another important aspect of our employee policy is that SMIT – as an internationally oriented company – requires employees who can be deployed internationally, who are prepared to work around the world.

SALE OF SMALL SHEERLEGS

In connection with the sale of its small sheerlegs, SMIT regretably had to bid farewell to the employees directly connected to this equipment, and to the employees at the staff departments who were indirectly related to these activities.

KNOW-HOW AND EXPERIENCE

Because of the global spread of the organisation and the relatively high average age of our employees, it is important that we share our know-how and experience as much as possible and retain it. Various kinds of procedures have been laid down and implemented, and SMIT is also working on a training system that, wherever possible, uses know-how and experience that is already available within the company.

COMMERCIAL STRENGTH

One of the key elements in SMIT's strategy is improving its commercial strength. To achieve this, we organise special training courses. We have also set up a career plan to ensure that each future manager has extensive commercial experience, in addition to the required operational know-how. In addition, new employees with commercial experience are being hired to strengthen our current organisation, without increasing our workforce. As well as experience and know-how, selection and promotion criteria include minimum requirements regarding the candidate's professional nature. This primarily concerns the responsibility for results.

PROJECT MANAGEMENT

Proper performance of projects has a great impact on SMIT's organisation and results. That is why it is important that projects be organised in a professional manner from an early stage. Financial and other risks must be reduced as much as possible. A separate financial controller is therefore added to the project team for major projects. In addition, the structure of the organisation has also been adjusted in order to help define responsibilities more clearly and to make our employees accountable for the results agreed on. This also improves the quality of our services.

ENGINEERING AND RESEARCH & DEVELOPMENT

Most of the Engineering department's work is for the Transport & Heavy Lift Division (particularly the heavy lift activities) and the Salvage Division. This is why the level of know-how and the experience of Engineering department employees are focused on these areas in particular. In cases where the demand for engineering work exceeds the capacity, especially in a quantitative sense, the work is contracted out to third parties. The Engineering department is also closely involved in placing new-build orders and supervising their performance. In light of the extensive new-build programme, this is one of the department's most important tasks.

Research & Development activities are developed if we expect them to yield results that can be applied directly within SMIT's operations. If research is required in any other field, it is outsourced to third parties or to suppliers. Most of the Research & Development activities are carried out for the Salvage Division. During the coming period, particular attention will be devoted to environmental protection.

PENSIONS

Our Dutch seagoing employees are insured under the Bedrijfspensioenfonds voor de Rijn- en Binnenvaart pension fund or the Bedrijfspensioenfonds voor de Koopvaardij pension fund. The premiums for 2005 were 30.1% and 34.1% of pensionable salary, respectively.

The pension scheme for the Dutch office employees has been insured by Stichting Pensioenfonds SMIT. As in 2004, the premium for 2005 was 27% of the pensionable salary.
The pension fund has invested 75% of its capital in fixed-interest securities, and 25% in shares. Since 2004, this fund has had what is known as a conditional index-linked average-pay scheme, which also applies to pensions that have already matured.

Until 31 December 2005, the fund offered a pre-pension scheme with a retirement age of 62. In view of the changes in legislation, the pre-pension scheme has been transformed into a pension scheme under which the employees retire at the age of 65.

In connection with this transformation, the annual build-up rates and the contribution-free allowance have been optimised for tax purposes. The premium for 2006 is 27% of the pensionable salary.

IMPLEMENTATION OF IFRS

Up to and including the 2004 financial year, SMIT's consolidated annual accounts were compiled in accordance with Dutch regulations (Dutch GAAP). Starting in 2005, they will be compiled based on the International Financial Reporting Standards (IFRS) as adopted by the European Union. The resulting changes to the accounting principles have had a limited effect on the company's results and equity. SMIT's shareholders' equity as at 1 January 2004 (the date of transition) was EUR 251,000 higher under IFRS than the shareholders' equity as at 31 December 2003 under Dutch GAAP. As explained in the 2004 Annual Report, the principal changes to the accounting principles concern the accounting for employee remuneration (IAS 19, 'Employee benefits') and the



valuation of financial instruments (IAS 32 and 39). The comparative figures for 2004 have been adjusted in the 2005 consolidated annual accounts to correspond to the IFRS principles.

EMPLOYEE BENEFITS (IAS 19)

SMIT has defined benefit pension plans in Canada, the Netherlands, the United Kingdom and the United States. Actuarial calculations have been made for these pension schemes, based on IAS 19. SMIT makes use of the option to apply the 'corridor approach'. All actuarial results as at 1 January 2004 – the IFRS transition date – have been accounted for. The surplus or shortfall in these pension schemes is accounted for in the consolidated balance sheet. The effect (before taxes) on the IFRS opening balance sheet as at 1 January 2004 was EUR 182,000 (surplus). This amount was added to shareholders' equity as at 1 January 2004.

FINANCIAL INSTRUMENTS (IAS 32 AND 39)

SMIT is making use of the option to apply IAS 32 and 39 governing financial instruments with effect from 1 January 2005. SMIT's policy for the use of derivatives and currency risk management - as explained in the 2004 Annual Accounts - remains unchanged. However, the manner in which derivatives are accounted for has changed because of the implementation of IAS 32 and 39. Under these standards, SMIT uses (cash flow) hedge accounting. The effect (after taxes) on the balance sheet as at 1 January 2005 is EUR 584,000 (to be deducted from shareholders' equity). This amount pertains to unrealised losses on interest rate swaps and forward exchange contracts.

The notes to the consolidated annual accounts include detailed reconciliation statements and explanations concerning the effects of the transition to IFRS from the accounting principles applied previously.

INFORMATION SYSTEMS

The IT environment in 2005 was characterised by optimisation and standardisation, both at several of the larger offices and on a number of the larger seagoing units. The control of the IT environment for the larger offices was brought entirely under the responsibility of the head office in Rotterdam. The primary reason was to achieve the desired global control and to improve uniformity and efficiency.

In Cape Town and Durban, the IT environment was completely renewed, and the networks of these two offices have now become an integrated part of SMIT's network. This offers great advantages in terms of internal communication, data and information sharing and management. In consultation with the vessel management organisation, new servers and workstation PCs have been placed on several ocean-going tugs and floating sheerlegs to support these vessels' operations and management.

Besides the network environments, further improvements were also made to the infrastructure. The performances of the global connections were analysed, and where necessary altered. For example, a new connection (an MPLS network) has been laid between the offices in Rotterdam and Singapore. This connection uses technologies that optimise the available bandwidth, which allows for cost-efficient working. The most striking feature of the new connection between the two offices is its stability. This allows the branch in Singapore to make more efficient use of the corporate applications, which are managed in Rotterdam.

Data connections of sufficient quality in South Africa are expensive because of local legislation. In anticipation of the deregulation of this market, we have opted to install business-critical systems locally in Cape Town.

As regards the information systems, our intranet ('SMITNET') has been expanded further. For the Rotterdam organisation it has become an important way of communicating information to our employees. Procedures, company rules and safety measures are recorded and communicated in a uniform manner on SMITNET. We are currently also taking steps to set up this facility at the non-Dutch offices. This will allow us to further encourage and standardise the exchange and use of procedures.

A new integrated package for employees, planning and salary processing will be implemented during 2006. This will be done in Rotterdam and Cape Town, and possibly also at other locations. With this package, data need only be recorded once and a uniform procedure can be created for the employees, planning and salary processes, as a result of which we can perform these tasks more efficiently and with a greater degree of transparency.

PROPOSED DIVIDEND

In accordance with the reservation and dividend policy, it is proposed that a dividend of EUR 2.50 cash per ordinary share with a par value of EUR 4.60 be declared, which is equivalent to a dividend payout of 50,4% of the net result.

Rotterdam, 8 March 2006

Ben Vree, Chairman of the Executive Board
Wim Kanis

The 'Thamesbank' took part in one of the many demonstrations during the World Port Days in September 2005 in Rotterdam.



Harbour towage assistance in the port of Rotterdam.

DESCRIPTION OF THE DIVISIONS

SMIT HARBOUR TOWAGE

TYPE OF WORK

This Division's activities are based on providing assistance to incoming and outgoing seagoing vessels. Virtually all vessels requiring our assistance have a loading capacity in excess of 10,000 tonnes, i.e. they are large container ships, Ro-Ro vessels, oil and chemical tankers and other bulk carriers, refrigerated vessels and general cargo vessels.



o Operational location o Sales office o Both

LOCATIONS

On this market, SMIT is active all around the world, except in Australia. Ports in Argentina, on the west coast of Canada, in Panama, in Rotterdam and in South Africa are served by wholly owned subsidiaries. Belgian ports and the Westerschelde are served by the Unie van Redding- en Sleepdienst (URS) joint venture. In Mexico, until 1 May 2006, SMIT has a participating interest together with Transportes Maritimos Mexicanos (TMM) in harbour towage services in Manzanillo. In Brazil, we deploy three tugs through our recent joint venture SMIT Rebocadores do Brasil. In addition, we have initiated a substantial new-build programme, in order to occupy a position in Brazil's principal ports by 2007. For Southeast Asia, we have a successful joint venture with Keppel Corporation. This joint venture, Keppel SMIT Towage (KST), operates in Indonesia, Malaysia and Singapore. None of the locations where SMIT or its associated companies provide these services are typical seasonal locations. This ensures that SMIT has plenty of work in all ports all year round. No harbour towage activities are conducted in the United States. The restrictions caused by US legislation (the Jones Act) make such operations unattractive to foreign towage firms.

CUSTOMERS

This Division's customers are small and large shipping companies, virtually all of which conduct international activities. The larger container shipping companies, in particular, operate on a global basis. Most contracts are annual in nature and are extended automatically. However, there is seldom a minimum volume guarantee. In the major European ports, the role of the shipbroker has become less important, as many shipping companies now have their own organisation and thus contract directly. However, in other parts of the world and in the bulk transportation business, the shipbroker remains an important point of contact for SMIT.

COMPETITORS

There is full competition in almost every major port. Few ports where SMIT and its associated companies are active have concession systems. In almost all cases, the most important competitors at SMIT's locations are local companies. Besides SMIT, there are three major players on the international market:

- Adsteam Marine, with its base in Australia and substantial activities in England and the Pacific.
- PSA Marine, which is active in Singapore and Southeast Asia.
- Svitzer Wijsmuller, which conducts activities in Amsterdam, England and Scandinavia.

SMIT and these players are the market leaders in the field of harbour towage services.

MARKET

The results of this Division are subject to global economic developments. For example, a decline in trading volumes may cause a drop in the number of shipping movements. Results are also affected by local and sectoral developments. A proper geografic spread and a sensible selection of the types of ports in which SMIT operates (i.e. not a monoculture) can partly eliminate the sensitivity to these developments. SMIT's use of a number of different types of vessels also plays a role. All of this helps SMIT to achieve a stable result.

To be successful in these activities, players must provide a low-cost, high-quality product. Efficiency and a critical scale of operations are prerequisites for success in this mature market. A high degree of standardisation has already been achieved in terms of equipment. This standardisation will be carried further in the future, particularly during fleet renewals. Further consolidation of users and suppliers of towage services is to be expected on this market. Although this is not a growth market, SMIT will, in some cases, expand its activities to other ports, possibly by taking over smaller operators or by acquiring concessions. SMIT will also attempt to acquire market shares in ports with obsolete and inefficient towage fleets by using modern and strong vessels. This envisioned growth on SMIT's part is aimed primarily at the strategic intersections in the shipping routes to allow it to serve its globally operating customers at those locations. In view of the characteristics of this market, as described above, SMIT will not buy any turnover.

Heavy transport vessel 'Zhen Hua', loaded with a container crane, assisted by our harbour tugs in Vancouver, Canada.


P&O
Ports





SMIT TERMINALS

TYPE OF WORK

The concept for this Division is to offer a total package for maritime management of onshore (quay) and offshore third-party terminals. SMIT is not involved in designing, producing, financing or managing and operating terminals. As with Harbour Towage, assisting incoming and outgoing seagoing vessels is the nucleus of the service package. However, the following auxiliary activities can also constitute part of the total package of services:

- Diving activities.
- Line handling for tying up and untying vessels.
- Piloting services.
- Underwater inspection and maintenance of the installation.
- Coupling and uncoupling of terminal connections.
- Fire fighting.
- Escort service.
- Transport of crews and/or goods to and from the shore.

Upon request, SMIT also provides assistance with operational marine management of terminals. The education and training of local employees (localisation programme) is often an integral component of these activities.



Operational location · *Sales office* · *Both*

LOCATIONS

Most of the terminals are related to the energy sector. The offshore terminals are almost exclusively production and storage installations for crude oil, oil-based products and gas (LNG). These terminals are often located in remote areas without any significant infrastructure nearby. Therefore, the terminals' operators generally wish to ensure the necessary services based on long-term contracts.

◀ *The services provided by SMIT Terminals also include underwater inspection and maintenance.*

Most quay terminals are refineries and storage and transhipment businesses for liquefied bulk cargoes. Container terminals and dry bulk cargo-handing terminals often also obtain the services they need in this way.

SMIT currently has twenty terminal contracts. SMIT and its associated companies are active on the west coast of Africa (Angola, Gabon, Ghana, Cameroon and Nigeria), in east Africa (Sudan), South Africa (Durban and Mossel Bay), South-East Asia (Brunei), the Caribbean (Bahamas and Bonaire), Egypt, Eastern Europe (Lithuania and the Black Sea), the Middle East (Yemen), and the Far East (Sakhalin).

CUSTOMERS

Whereas the customers of the Harbour Towage Division are generally the shipping companies (i.e. the vessels), the customers of the Terminals Division are the terminals' operators. In most cases, these are national or international oil companies (the oil majors) or joint ventures of these companies with local parties. The remote locations, specialised equipment and the required continuity of the complex services provided are all reasons why the contracts are usually long-term (5 to 15 years). Most contracts are denominated in US dollars. The customers in this segment demand high quality services, obviously combined with a very high level of Safety, Health, Environmental care and Quality (SHE-Q).

The services to offshore terminals, in particular, are of great strategic importance to SMIT, owing to the value created by integrating a large number of services with SMIT's specialist nautical know-how and equipment.

Most of the customers have similar business philosophies and more or less the same requirements for the locations where they are based. This section of the Division is managed centrally in order to guarantee global uniformity and consistency of systems and procedures (both for quotations and actual operations).

COMPETITORS

For the onshore terminals, Adsteam Marine (Australia) is the greatest competitor. In addition, PSA Marine (Singapore) is building up a market share. Local players are active in this market segment too. In the market for offshore terminals, Lamnalco (based in the Middle East), Surf (Bourbon, France) and Svitzer Wijsmuller are our principal competitors.

MARKET

SMIT's market share in this important terminals market is currently approximately 20%. The level of growth in the terminals market depends mainly on the oil companies' exploration activities, which in turn depend on the oil price and the economic climate. For the next few years, the global power supply and the supply of raw materials to the chemical industry will continue to be based on mineral oils and gases. Considering the present circumstances, we expect that the number of LNG terminals, in particular, will continue to rise in the coming years.



Terminal employees working near an LNG tanker in Nigeria.



Oil production platform 'Ocean Warwick,' adrift off the coast of Louisiana, U.S.A.

SMIT SALVAGE

TYPE OF WORK

Two principal types of activities can be distinguished within the Salvage Division: salvage (emergency response) and wreck removal. In addition, the division is often involved in consultancy activities.

SALVAGE

Salvage involves assisting vessels that are in danger. These are vessels that have become uncontrollable due to engine or steering equipment failure (often in bad weather), vessels at risk of running aground on coastlines or in shallows, and vessels that have had an accident (collision, fire or leakage). In many cases, one or more tugs will be deployed, In addition, depending on the type of problem, salvage equipment such as firefighting equipment, diving equipment and pumps might be needed. What is most important is that we deploy highly qualified salvage personnel, with a wide range of skills, extensive experience and an ability to improvise.

WRECK REMOVAL

This segment involves raising sunken vessels. In most cases, the ship that is to be removed has little, if any, residual value, and in many cases even a negative value. Accordingly, wreck removal is almost always carried out because the wreck is hindering traffic or is endangering the environment. More and more often, cargoes or fuel oil are removed from wrecks that need not be raised, in order to prevent environmental pollution. This is often done using high-grade technology.

LOCATIONS

SMIT Salvage operates all around the world. The Salvage Division therefore maintains organisations at four strategic locations: Houston, Cape Town, Rotterdam and Singapore. These locations are all close to busy or hazardous shipping lanes, are evenly distributed across the globe and possess a high-quality logistical infrastructure. From these locations, SMIT is able to quickly mobilise personnel and salvage equipment and dispatch them to a vessel in distress. There are commercial and operational salvage personnel at the locations, as well as warehouses containing salvage equipment, such as diving equipment, generators, cables, chains, welding equipment, pumps, hoses and saw cables.



o Operational location o Sales office ● Both

CUSTOMERS

SALVAGE

Our customers are the shipping companies and their hull insurance companies and liability insurers (Protection & Indemnity Associations, which are shipowners' mutual insurance companies, and are more commonly known as 'P&I Clubs').

Traditionally, contracts for assistance are concluded using the so-called Lloyd's Open Form (LOF) on the basis of 'no cure, no pay'. The fee to be paid by the shipowner is calculated afterwards and depends on such factors as the salvaged value. A LOF contract on a 'no cure, no pay' basis means that salvors will not undertake costly activities if the chances of success are small. However, there is a very real possibility that the assistance provided will be insufficient if the salvors' expectations of success are not high enough, which increases the chances of major damage, particularly to the environment. To nevertheless assure salvors of some degree of reward, an addendum has been added to the LOF, based on which salvors can count on at least a minimum daily fee (scopic) for equipment and employees deployed.

WRECK REMOVAL

The customers for wreck removal services are government institutions and P&I Clubs. Contracts are generally concluded after public tendering procedures, and often on a lumpsum basis. This entails major risks if SMIT cannot use its own equipment but instead is forced to lease equipment from third parties. This makes high-quality project management of critical importance in such cases.

COMPETITORS

At the local level, there are many small companies that perform the occasional salvage job (primarily providing emergency assistance). In addition, equipment owned by these companies is often hired by SMIT and the other major salvage companies for salvage operations. The local salvage equipment is then combined with the specialised know-how of our experienced salvage teams.

There are only a few companies that serve both the salvage and wreck removal markets. The Danish-Dutch company Svitzer Wijsmuller, Titan Industries (United States) and Tsavliris (Greece) form SMIT's competition, whereby one company concentrates more on salvage and the other more on wreck removal.

MARKET

SMIT's average market share in the global salvage market, measured over a number of years, is 25% to 35% based on the number of LOF contracts registered by Lloyd's of London.

The level of shipping traffic safety seems to be constantly rising as a result of improved training, better navigation equipment, modern waterway convoy systems and stricter certification requirements. Consequently, the number of 'simple' accidents is decreasing. However, at the same time, shipping traffic is becoming more and more complex. The size of container ships is increasing, and they are transporting a wide variety of products, including dangerous cargoes or substances that are harmful to the environment. The volumes of crude oil, chemicals and gases being shipped in bulk in tankers and parcel tankers are still rising. Any accidents that occur are technically more complex and on a larger scale than in the past. At the same time, there is a clear trend whereby damage to the environment is becoming less and less acceptable.

As a result of the decreasing number of standard accidents and the increasing complexity of accidents this already unpredictable market is becoming even more volatile. It is expected that the actual value of this market will remain about the same but that the income from each incident will rise. SMIT expects that this will cause a split in the salvage market, into on the one hand a market for many minor and relatively straightforward salvage incidents, and on the other hand larger and more complex cases, which only the large specialists can handle. SMIT aims to continue to play a role in local markets and will continue to serve them from its four strategic locations.

SMIT recognises the unpredictable nature of this market and accordingly has refrained from investing in vessels and other costly equipment for this Division. Instead, it hires what it needs from the other Divisions (in particular from the Transport & Heavy Lift Division) or from third parties. The capital invested in this Division is relatively small: it is limited to four warehouses containing salvage equipment, situated at four strategic locations around the world. This reduces the downward risk and creates major upward potential. However, we are investing in Research & Development, particularly in connection with the environmental protection activities.

SMIT expects that the importance of environmental protection activities will only increase in the future. SMIT therefore hopes to remain market leader in the top segment. To maintain this position, we are further specialising in the know-how and experience needed for removing fuel oil and hazardous cargoes from sunken vessels. By combining very extensive know-how and experience with specialist equipment, SMIT believes that it can distinguish itself from the competition.





SMIT TRANSPORT & HEAVY LIFT

TYPE OF WORK

The Transport & Heavy Lift Division consists of two principal market sectors: Transport and Heavy Lift. In addition, the Maritime Projects sector is active in this Division in projects that deploy people and equipment from the entire Division. As the separate activities are limited in scope, and together provide benefits of synergy, they have been combined into a single sector.

TRANSPORT

This sector has a number of smaller and larger vessels at its disposal, which have been leased out under long-term contracts, primarily to the oil industry. If the market permits, these chartering activities will be developed further.

As regards the rest of the activities, the sector mostly operates ships for goods transport, with the emphasis on heavy and non-standard cargoes. Some of the equipment is not self-propelled and consists of barges (including some submersibles) for the transportation of fuel storage tanks, timber and bulk goods, and offshore installation barges. Pusher tugs and other tugs, mostly owned by the sector, provide the transport. The self-propelled vessels in this sector vary in terms of type and size, and without exception can be deployed for a range of different purposes.

This sector also includes SmitWijs Towage, the joint venture with Svitzer Wijsmuller. SmitWijs Towage tows floating objects such as drilling platforms, large barges with construction units, storage and production units for the oil and gas industry (including FPSOs), tugs and other vessels, as well as dredging equipment.

HEAVY LIFT

SMIT Heavy Lift primarily supplies specialist heavy lifting services using floating sheerlegs. Most of these services require specialist engineering skills, which SMIT has in house. Most of the sheerlegs have their own means of propulsion. Work can normally only be carried out in calm waters. This means that seasonal conditions may restrict work areas and deployability periods. The sheerlegs have a lifting capacity of between 800 and 3200 tonnes. In the Far East, SMIT contributed the sheerlegs equipment to Asian Lift, its joint venture with Keppel Fels.

◀ *The 'Taklift 4' has lifted the platform deck of the K10-V Offshore Platform off its legs and transported it to IJmuiden in the Netherlands.*

MARITIME PROJECTS

This sector combines the various activities, the equipment and the know-how and experience of this sector with other expertise available within the SMIT organisation. This work also requires a wide range of specialist engineering skills. The projects are mainly linked to the oil and gas industry and civil engineering and contracting. SMIT works on those projects that permit deployment of its own equipment, in order to control the risk and optimise the equipment utilisation rate.



o Operational location o Sales office o Both

LOCATIONS

TRANSPORT

Although the activities are organised locally, they are generally conducted on a regional basis. The branches are located in Cape Town, Rotterdam, Singapore and Vancouver. Only SmitWijs Towage operates worldwide, from its base in Rotterdam.

HEAVY LIFT

In this sector, too, the lifting activities for a particular region are controlled from a single location. Singapore controls the operations in Southeast Asia, while Rotterdam controls the activities for the rest of the world. Most large-scale sheerlegs are based in Rotterdam and are deployed all over the world.

MARITIME PROJECTS

The activities are organised from Rotterdam and Singapore. The projects are carried out all over the world.

CUSTOMERS

GENERAL

Many services are provided to other Divisions, particularly the Salvage Division.

TRANSPORT

The customers in this market vary greatly, ranging from energy-related and civil engineering/contracting companies to the dock industry and logistical companies. SmitWijs Towage's typical customers are construction companies involved in offshore projects.

HEAVY LIFT

Most customers in this market are construction companies working on offshore and civil engineering projects, shipyards and the port companies.

MARITIME PROJECTS

The customers here are offshore and civil engineering construction and contracting companies as well as oil companies.

COMPETITORS

TRANSPORT

In this sector there are a large number of local competitors, each with its own special area of expertise. SMIT plays a leading role in the regions in which it is active but does not maintain a really global network.

HEAVY LIFT

No global competitors operate in the heavy lift sector using sheerlegs. The competition comes from other segments, such as the offshore industry (Heerema and McDermott) in the form of vessels with heavy rotating cranes and from the quayside in the form of mobile cranes (e.g. Mammoet). Offshore cranes are considerably more expensive than SMIT's sheerlegs, but can carry on working longer at sea in unfavourable conditions. Although quay cranes are cheaper than sheerlegs, their deployment is limited. Given the high level of initial investment required, no new players are expected to enter the market in the near future.

MARITIME PROJECTS

To limit its risks, SMIT focuses on smaller projects, or operates as a subcontractor. This means that the major offshore construction companies (such as Coflexship and Halliburton) are more likely to be customers than competitors. The real competitors are regionally active companies.



The 'Smit 1210' is used for the transport of wood chips to the pulp and paper factory on Vancouver Island, Canada.

MARKET

TRANSPORT

With the exception of chartering, the transport market is a spot market where in many cases single services (leasing) are provided. Price is often the principal competitive factor. For the largest barges, however, the emphasis is on engineering skills, whereas for tugs/pusher tugs the emphasis is on the crew's expertise. In order



to be able to compete, companies must operate at the lowest possible cost level and achieve the highest possible utilisation rate. Due to the age of SMIT's equipment, the company has started a phased programme of fleet renewal. Partly on this basis, SMIT will grow more into the top segment of this market. Any growth in this market will be organic growth in selected submarkets. The market for SmitWijs Towage is limited, and is focused on the offshore and energy-related activities. Transport of equipment for the oil and gas industry, particularly FPSOs, forms the basis. This market segment is not expected to grow significantly.

HEAVY LIFT

The heavy lift market is cyclic, primarily related to the civil construction market and the energy market. Wreck removal is also an important internal market.

MARITIME PROJECTS

In view of the specialist know-how required in terms of operations and engineering, SMIT can distinguish itself from the competition. SMIT has the additional competitive advantage of being able to combine a number of its activities in this market to offer its customers an integrated package of services. The high cost of investment in equipment means that no further growth is expected, although there may be modest organic growth.


SMIT ANAMBAS

Semi-submersible ocean-going transportation barge 'Smit Anamabas' being loaded with a container crane at the Waalhaven in Rotterdam.

SHAREHOLDERS' PAGE

THE SMIT INTERNATIONALE N.V. SHARE

The Smit Internationale N.V. share is listed on the Euronext Amsterdam stock exchange.
The company's authorised capital is EUR 138.0 million, and consists of 12.0 million ordinary shares, 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares. All shares have a par value of EUR 4.60.

The issued capital consists of 7,710,834 ordinary shares. All issued shares are fully paid up. At year-end 2005, the company did not own any company shares.

As at 1 March 2006, the following shareholders had declared that they held a 'substantial' block of shares in the company:

Delta Deelnemingen Fonds N.V.	14,91%
Delta Lloyd Nuts Ohra N.V.	9,73%
ING Groep N.V.	8,01%
Janivo Holding B.V.	5,24%



Relative development of the listing of Smit Internationale N.V. in 2005 compared with the AMX Amsterdam Midkap Index and AScX Amsterdam SmallCap Index, based on weekly closing prices.
Price (EUR)
Number of shares traded x 1,000
60
50
40
30
20
10
0
800
700
600
500
400
300
200
100
0
SMIT
Amx
AScX
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

SHARE PRICE DEVELOPMENTS DURING 2005

Closing price at year-end 2004	EUR 32.00
Lowest closing price during 2005	EUR 32.21
Highest closing price during 2005	EUR 58.00
Closing price at year-end 2005	EUR 55.20

DIVIDEND

Assuming that the 2005 Annual Accounts are adopted, a dividend of EUR 2.50 cash per ordinary share will be paid out over 2005. The dividend will be made payable on 16 May 2006.



PUBLICATION DATES

10 May 2006	Annual General Meeting of Shareholders
12 May 2006	First ex-dividend quotation
16 May 2006	Dividend made available for payment
17 August 2006	Publication of the 2006 half-yearly figures
8 March 2007	Publication of the 2006 annual figures
9 May 2007	Annual General Meeting of Shareholders

This annual report will be discussed at the Annual General Meeting of Shareholders on Wednesday 10 May 2006, at 2.30 p.m. at the Smit Internationale N.V. headquarters at Waalhaven O.Z. 85, 3087 BM Rotterdam.

For further information, please contact:
Ben Vree, Chairman of the Executive Board
Tel. +31 (0)10-4549911
Fax. +31 (0)10-4549298
E-mail: b.vree@smit.com



CORPORATE GOVERNANCE

INTRODUCTION

Previous annual reports have discussed the Dutch corporate governance code - the Tabaksblat Code ('the Code') – at length. Sound corporate governance is an important basic principle for SMIT. SMIT endorses the sound embedding of the Code throughout the Group. The chapter on corporate governance can be consulted on our website and, as required by the Code, it provides a summary of our corporate governance policy and the relevant regulations and documents.

SMIT applies all provisions laid down in the Code, with the following exceptions:

- Contractual agreements with members of the Executive Board made before the Code entered into effect remain in force. Naturally, in the case of any new appointments, we will act in accordance with the Code (best practice provisions II.1.1, II.2.7).
- The Supervisory Board has not formed any committees (Principle II.5).
- In view of the transparent remuneration structure, we have not compiled a remuneration report (best practice provision II.2.9).
- Shareholders do not have the option of following presentations to analysts or investors by way of webcasting or similar means (best practice provision IV.3.1).

The corporate governance policy was discussed and approved at the 2005 Annual General Meeting of Shareholders. On 6 June 2005, the company's Articles of Association were amended, in accordance with the draft approved by the Annual General Meeting of Shareholders, to reflect the new two-tier system and the corporate governance code.

SUPERVISORY BOARD

The principal duties of the Supervisory Board are to supervise the Executive Board's policies, to supervise the general affairs of the company and the business and to advise the Executive Board. In carrying out these duties, the members of the Supervisory Board are guided by the company's best interests.

The Supervisory Board consists of four members, who are independent. The members of the Supervisory Board do not offer any paid advisory services to the company beyond their work as members of the Supervisory Board. The remuneration of the members of the Supervisory Board is not linked to the company's profits. The remuneration was most recently determined at the Annual General Meeting of Shareholders on 18 May 2005.

In accordance with the modified statutory two-tier system, the members of the Supervisory Board will be appointed and reappointed by the Annual General Meeting of Shareholders. The Articles of Association provide for appointment based on nominations by the Supervisory Board. The Central Works Council has a reinforced right of recommendation toward the Supervisory Board for one member of the Supervisory Board, as laid down in the new two-tier regulations.

The Supervisory Board is subject to the Regulations on Insider Trading, which include rules regarding the possession of and transactions in securities in the company by members of the Supervisory Board. With a view to the Code's recommendations, an Addendum has been added to these regulations for members of the Supervisory Board and the Executive Board concerning the possession of and transactions in securities in entities other than SMIT.


SMIT SINGAPORE
SMIT CYCLONE
SINGAPORE

The 'Smit Cyclone' in operation on our doorstep in Singapore.

The website includes the profile for the composition of the Supervisory Board, the Retirement Schedule and the Supervisory Board Regulations, as well as the Regulations on Insider Trading and the Addendum to the Regulations on Insider Trading.

The Supervisory Board is assisted by the Company Secretary. The Company Secretary ensures that the correct procedures are followed and that any actions undertaken are in accordance with the statutory obligations and with those obligations laid down in the Articles of Association.

EXECUTIVE BOARD

The Executive Board is responsible for managing the company. The company's strategy and objectives, which are submitted to the Supervisory Board for approval, are set down in the annual report.

SMIT's Executive Board is currently made up of two people. The Chief Executive Officer is the only Board member as required by the Articles of Association, and is Chairman of the Executive Board. The Chief Financial Officer also has a seat on the Executive Board.

The Supervisory Board appoints and dismisses the members of the Executive Board, proposes their remuneration (based on the remuneration policy as approved by the Annual General Meeting of Shareholders), and lays down the conditions under which members may be appointed to the Executive Board.

REMUNERATION POLICY

Mr B. Vree was appointed on 11 November 2000 for an indefinite period. His employment contract does not contain any agreements regarding compensation in the event of involuntary dismissal, nor have any arrangements been made about continuing to build up pension rights in that event.

His remuneration consists of a non-variable payment and a profit-linked part. The profit-linked part consists of a per mille of SMIT's operating result, after the deduction of a contribution-free allowance based on a theoretical equity payment for the shareholders. There are no applicable share or option schemes.

The Executive Board is insured under SMIT's pension fund, subject to the usual conditions (basis: conditional indexed average salary). There is also a supplementary scheme (basis: defined contribution).

The other employment conditions are in line with the market, and include a suitable allowance, a company car, and the use of a telephone. Directors' liability insurance has also been taken out. No loans, advance payments or guarantees are extended to the Executive Board. The company has adopted a restrictive policy on the subject of additional positions, in accordance with the Tabaksblat Code; acceptance of such positions requires the explicit approval of the Supervisory Board. Income from membership of Supervisory Boards may be retained.

CODE OF CONDUCT AND CODE REGARDING ALLEGED ABUSES

SMIT requires of all its group companies, its management and its employees that they conduct themselves in an ethical manner and observe the standards and rules laid down in the 'General Business Principles and Code of Conduct'. There is also a complaints procedure for alleged irregularities. Both sets of regulations have been published on the website.

RISK MANAGEMENT

The proper operation of the internal risk management and control systems is a point of continuous attention for the Executive Board, and is a topic at the meetings between the Executive Board and the Supervisory Board. For further information, please refer to page 17-19 of the annual report. The code of conduct concerning the internal risk management and control systems has been evaluated and re-established. The code of conduct can be found on SMIT's website.

THE SMIT INTERNATIONALE N.V. SHARE

Smit Internationale N.V. is a public limited liability company incorporated under the laws of the Netherlands. The Smit Internationale N.V. share has been listed on the Euronext Amsterdam stock exchange and its predecessors since 1977.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders is convened at least once every year. The company's shareholders are entitled to attend, speak at and vote at the Annual General Meeting of Shareholders. Each share entitles the relevant party to cast a single vote. Shareholders' rights to assemble may be exercised by a person authorised in writing. The power of attorney permitting the exercising of the rights to assemble must be filed with the Executive Board at the latest on the day stated in the notice convening a meeting.

The principal powers of the Annual General Meeting of Shareholders are as follows:

- Determining the remuneration policy for the Executive Board.
- Appointing the members of the Supervisory Board and dismissing the entire membership of the Supervisory Board.
- Determining the remuneration of the Supervisory Board.
- Adopting the company's annual accounts.
- Determining the dividend to be paid.
- Approving management decisions concerning important changes to the company, including acquisitions, partnerships and disposals.
- Discharging the Executive Board for its management activities.
- Discharging the Supervisory Board for its supervisory activities.
- Placing items on the agenda of the Annual General Meeting of Shareholders.
- Appointing the external auditor charged with the task of auditing the company's annual accounts.



- Deciding to issue shares or to authorise the Executive Board to issue shares subject to the Supervisory Board's prior approval.
- Deciding to exclude or limit preferential subscription rights or to authorise the Executive Board to exclude or limit preferential subscription rights subject to the prior approval of the Supervisory Board.
- Authorising the Executive Board to buy back own shares in the company subject to the prior approval of the Supervisory Board.
- Resolving that the company's capital be reduced, if proposed by the Executive Board and also approved by the Supervisory Board.
- Resolving to amend the Articles of Association or dissolve the company.
- Resolving that the company undergo a legal merger or legal division.

The Articles of Association allow for the possibility to set a registration date for attendance at the Annual General Meeting of Shareholders. In light of the good attendance levels at the company's shareholders' meetings, other measures to encourage attendance are not necessary. In 2004, it became possible pursuant to the Netherlands Civil Code for shareholders to issue electronic proxies for attending shareholders' meetings and for invoking shareholders' rights. SMIT is interested to see the developments surrounding modern means of communication, remote voting, proxy voting and proxy solicitation. However, the company is not undertaking any initiatives in this respect that are not required by law.

PROVISION OF INFORMATION

SMIT strives to conduct its communications with its capital providers and the financial community in an open and transparent manner. For that purpose, SMIT maintains regular contacts with analysts, investors and the financial media. Furthermore, the communication and contacts are evaluated on a regular basis. Once published, the presentation reports that SMIT hands out to analysts and (institutional) investors and at press conferences can be accessed on the website. The website also includes facilities to access data published pursuant to corporate law or securities law, as far as possible, via hyperlinks.

FINANCIAL REPORTING, ANNUAL ACCOUNTS, PROFIT APPROPRIATION AND THE ROLE OF THE AUDITOR

The procedures for producing financial communications and for the manner in which this is supervised are laid down in company rules, which define the responsibilities and working methods of the parties involved, the Executive Board, the Supervisory Board and the external auditor. The procedures are evaluated on a regular basis and adapted where necessary. The company's annual accounts are compiled by the Executive Board and signed by the Executive Board and the Supervisory Board. The annual accounts are adopted by the Annual General Meeting of Shareholders. The external auditor attends the Supervisory Board meeting at which the annual accounts are discussed and the meeting preceding the publication of the half-year figures.

The policy on reserves and dividends is dealt with and accounted for as a separate agenda item at the Annual General Meeting of Shareholders. One of SMIT's principal objectives is to create shareholder value, both by achieving growth and by distributing dividends to shareholders. SMIT's reserve policy is aimed at realising and maintaining the financial balance sheet ratios necessary for achieving the company's growth targets. At the same time, SMIT is in favour of stable distribution to its capital providers. As a rule, following these principles results in 50% of the profits being added to the reserves. The dividend is distributed in a form that suits the company's financial structure and as far as possible the interests of the shareholders.

The external auditor is appointed by the Annual General Meeting of Shareholders after a recommendation by the Supervisory Board. The appointment of the auditor is an agenda item every year. Once every four years, the external auditor's performance is subject to a thorough review by the Supervisory Board and the Executive Board. The Executive Board reports to the Supervisory Board on any developments in the relationship with the external auditor, and on the auditor's independence from the company. In line with the applicable professional rules, the external auditor will report to the Executive Board and the Supervisory Board about his or her independence vis-à-vis SMIT.

The company's external auditor also attends the Annual General Meeting of Shareholders. During this meeting, the external auditor may be questioned about his or her report on the true and fair picture given by the annual accounts.

ANTI-TAKEOVER MEASURES

SMIT has the right to issue cumulative preference shares. The Smit International Preference Shares Foundation (Stichting Preferente Aandelen Smit Internationale) has an option on these shares, in order to protect SMIT's interests under certain circumstances. The Foundation may exercise this option within the limits of its objectives as set out in its Articles, if it believes that there is a danger that Smit Internationale N.V. is the target of an undesired acquisition of control. Exercising the option allows for a well-considered judgment to be reached in the event of an acquisition of control or a takeover bid.

REPORT OF THE SMIT INTERNATIONALE PREFERENCE SHARES FOUNDATION

The Smit International Preference Shares Foundation (Stichting Preferente Aandelen Smit Internationale), with its registered office in Rotterdam, has as its object: the promotion of the interests of Smit Internationale N.V. and its Group companies, as well as the interests of those companies maintained by the company and its Group companies. This is done is such a manner as to safeguard the interests of:

- the company, its Group companies, the maintained companies and the interests of all parties involved in those companies;
- the independence, continuity and identity of the company, its Group companies and the maintained companies.

As at the balance sheet date, no cumulative preference shares in Smit Internationale N.V. were in issue. Smit Internationale N.V. and the Smit International Preference Shares Foundation concluded an option agreement on 25 September 1997 concerning the cumulative preference shares, under which agreement the Foundation undertook to Smit Internationale N.V. to restrict any exercising of the option to a number of cumulative preference shares equalling the number of ordinary shares issued when the option is exercised.

During the reporting year, the Foundation's Board met with the company's Executive Board on two occasions, to learn about the 2004 annual figures and about the state of affairs at the company. In addition, a delegation from the Foundation's Board attended the Annual General Meeting of Shareholders of Smit Internationale N.V. in 2005.

All members of the Foundation's Board are independent from Smit Internationale N.V.. Appointments to the Foundation's Board do not require the approval of the company's Executive Board or Supervisory Board.

The members of the Foundation's Board are:

J. de Vroe, Chairman
R.A.F. van de Kamp
J.C.M. Hovers
D. de Waard
R.P. Voogd

Rotterdam, 10 March 2006
Board of Stichting Preferente Aandelen Smit Internationale

DECLARATION OF INDEPENDENCE

The Executive Board of Smit Internationale N.V. and the Board of Stichting Preferente Aandelen Smit Internationale hereby declare that in their joint opinion the independence requirements have been met for the members of the Board of Stichting Preferente Aandelen Smit Internationale, within the meaning of Annex X to the Listing and Issuing Rules of Euronext in Amsterdam.

Rotterdam, 10 March 2006
The Executive Board of Smit Internationale N.V.
The Board of Stichting Preferente Aandelen Smit Internationale



33/087 8

The containers of sunken container ship 'Umfulozi' being hosed down before being salvaged.




RESCUE ZONE
RESCUE ZONE

The 'Smit Damietta' and the 'Smit Port Said', both recently completed, will provide terminal assistances in Egypt.


DAMIETTA

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005

(in EUR 1,000)

	Note		2005		2004
Revenue	(1)		381,638		338,262
Other operating income	(2)		5,844		6,874
Third party costs and services	(3)	-201,914		-175,111	
Wages, salaries and social security charges	(4)	-117,107		-108,579	
Depreciation of tangible fixed assets	(5)	-26,194		-28,616	
Total operating charges			-345,215		-312,306
Operating profit before financing costs			42,267		32,830
Financial income		755		394	
Financial expenses		-5,312		-3,729	
Net financing costs	(6)		-4,557		-3,335
Operating profit after financing costs and before taxation			37,710		29,495
Income tax expense	(7)		-11,326		-7,073
Share in results of associates and joint ventures	(9)		12,076		4,968
Profit for the period			38,460		27,390
Attributable to:					
Equity holders of the parent			38,280		27,362
Minority interest			180		28
Profit for the period			38,460		27,390
Basic earnings per share	(21)	EUR	4.98	EUR	3.59
Diluted earnings per share	(21)	EUR	4.98	EUR	3.59

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED DECEMBER 31, 2005

(in EUR 1,000)

		2005		2004
Foreign exchange translation differences	20,557		-4,925	
Effective portion of changes in fair value of cash flow hedges	-659		-	
Net result recognised directly in equity	19,898		-4,925	
Profit for the period	38,460		27,390	
Total recognised income and expense for the period		58,358		22,465
Attributable to:				
Equity holders of the parent		58,178		22,437
Minority interest		180		28
Total recognised income and expense for the period		58,358		22,465

Many of SMIT's staff helped out during the show to celebrate the opening of the head office in Rotterdam.





CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2005

(in EUR 1,000)

	Note	December 31, 2005		December 31, 2004	
Non-current assets					
Tangible fixed assets	(8)	237,877		188,747	
Investment in associates and joint ventures	(9)	59,107		45,444	
Receivables	(10)	6,354		5,062	
Employee benefits	(19)	217		385	
Deferred tax assets	(11)	4,956		6,497	
			308,511		246,135
Current assets					
Inventories	(12)	5,474		4,593	
Work in progress		43,030		38,201	
Income tax receivable		17,596		19,787	
Trade and other receivables	(13)	90,909		69,883	
Cash and cash equivalents	(14)	55,891		34,205	
		212,900		166,669	
Current liabilities					
Bank overdraft	(14)	-		1,975	
Interest-bearing loans and borrowings	(15)	38,218		11,037	
Income tax payable		14,461		9,635	
Trade and other payables	(16)	123,062		102,919	
Provisions	(20)	8,264		7,588	
		184,005		133,154	
Net current assets			28,895		33,515
Total assets less current *liabilities*			337,406		279,650
Less: Subordinated loans	(17)	5,162		6,636	
Interest-bearing loans and borrowings	(18)	59,754		48,165	
Employee benefits	(19)	819		824	
Deferred tax liabilities	(11)	21,645		19,820	
Provisions	(20)	1,497		-	
Total non-current liabilities			88,877		75,445
Equity			248,529		204,205
Equity specified as follows:					
Issued capital		35,470		35,470	
Share premium		23,568		23,568	
Reserves		150,431		117,392	
Retained earnings		38,280		27,362	
Total equity attributable to equity holders of the parent		247,749		203,792	
Minority interest		780		413	
Total equity	(21)		248,529		204,205

CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD

(in EUR 1,000)

		2005		2004
Profit for the period	38,460		27,390	
Adjustment to reconcile result after taxation to net cash generated by operational activities:				
Profit on sale of tangible fixed assets	-5,152		-5,939	
Depreciation	26,194		28,616	
Movements in provisions	2,174		-936	
Interest income	-754		-394	
Interest expense	5,311		3,729	
Share in the results of associates and joint ventures	-12,076		-4,968	
Dividends received from associates and joint ventures	392		1,759	
Income tax expense	11,326		7,073	
Movements in working capital, excluding cash and cash equivalents	2,181		21,416	
Cash generated from the operations	*68,056*		*77,746*	
Interest paid	-4,341		-3,308	
Tax paid	-4,309		-6,120	
Cash flows from operating activities		59,406		68,318
Investment in tangible fixed assets	-68,303		-57,496	
Proceeds from disposals of tangible fixed assets	9,589		23,775	
Other movements in non-current assets	4,201		16,104	
Cash flows from investing activities		-54,513		-17,617
Share options exercised	1,717		2,298	
Dividends paid	-15,354		-15,279	
Proceeds from the issue of interest-bearing loans and borrowings	55,042		18,382	
Repayments of interest-bearing loans and borrowings	-22,635		-23,827	
Cash flows from financing activities		18,769		-18,426
Increase in cash and cash equivalents		23,662		32,275
Cash and cash equivalents at beginning of year		32,229		-46
Cash and cash equivalents at end of year		55,891		32,229



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005

SIGNIFICANT ACCOUNTING POLICIES

Smit Internationale N.V. (referred to below as the 'Company') is a company domiciled in The Netherlands. The Smit Internationale N.V. shares are listed on the Euronext Amsterdam stock exchange. The consolidated financial statements of the Company for the year ended December 31, 2005 comprise the Company and its subsidiaries (together referred to as the 'Group').

The financial statements were authorised for issue by the Executive Board on 8 March 2006.

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (hereinafter referred to as IFRSs).
These are the Group's first consolidated financial statements prepared in accordance with IFRSs. IFRS 1 has been applied. An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Group is provided in note 27.

BASIS OF PREPARATION

The financial statements are presented in euros, rounded off to the nearest thousand. They are prepared on the historical cost basis, unless otherwise stated. The accounting principles set out below have been applied consistently to all periods presented in these financial statements and in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRSs. The accounting policies have been applied consistently by Group entities.
The preparation of the financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

BASIS OF CONSOLIDATION

The consolidated accounts include the accounts of Smit Internationale N.V. and its subsidiaries. Subsidiaries are those entities controlled by Smit Internationale N.V. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where the Group owns less than 100%, the interest of third parties is separately disclosed in the balance sheet.

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. Where the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations in respect of the associate. Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's share of the total recognised gains and losses of joint ventures on an equity accounted basis.
Intragroup balances and transactions, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group's interest in the entity. Unrealised gains from transactions with associates and joint ventures are eliminated against the investment in the associate or joint venture. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

CONVERSION OF FOREIGN CURRENCIES INTO EUROS

Transactions in foreign currencies are translated into euros at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are converted into euros at the applicable rates on the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Assets and liabilities of foreign subsidiaries, associates and joint ventures are converted into euros at the rates applicable on the balance sheet date. Income and expenses of foreign subsidiaries and results of associates and joint ventures are converted into euros at the average exchange rate during the financial year.

Exchange rates applied in this respect were:

	Year-end 2005	**Average 2005**	**Year-end 2004**	**Average 2004**
USD	0.84495	0.80226	0.73206	0.80299
SGD	0.50761	0.48242	0.44863	0.47553
CAD	0.72860	0.66466	0.60643	0.61883
GBP	1.45455	1.45999	1.41443	1.46799
ZAR	0.13346	0.12713	0.12980	0.12565

Exchange differences resulting from normal business operations are included in the operating profit. Exchange differences arising from the translation of net investments, including long-term intercompany loans, in foreign subsidiaries, associates and joint ventures are transferred directly to the translation reserve, having due regard for the tax effect. Exchange differences on non-current liabilities in foreign currencies, entered into in order to hedge the net investments in foreign subsidiaries, associates and joint ventures, are also directly transferred to the translation reserve. On disposal or liquidation of a foreign subsidiary, associate or joint venture, related accumulated exchange differences are released to the income statement.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks. The Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments are stated at fair value, with any resulting gains or losses recognised in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is their quoted market price at the balance sheet date, which is the present value of the quoted forward price.

CASH FLOW HEDGES

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. If the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated cumulative gain or loss is removed from equity and included in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognised directly in equity are reclassified into profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss (i.e. when interest income or expense is recognised). For cash flow hedges, other than those covered by the preceding two policy statements, the associated cumulative gain or loss is removed from equity and recognised in the income statement in the same period or periods during which the hedged forecast transaction affects profit or loss. The ineffective part of any gain or loss is recognised immediately in the income statement. When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less accumulated depreciation and impairment losses from the date of being put into operational service. The depreciation, allowing for an assumed residual value, is calculated over the estimated useful lives assigned to the various categories of assets. For vessels and other floating equipment the estimated useful life is 20 years. Vessels and equipment under construction are included in the balance sheet on the basis of instalments paid, including interest during construction. Where a tangible fixed asset comprises major components that have different useful lives, they are accounted for as separate items.

Leases in terms of which the Group assumes substantially all the risks and rewards of ownership are classified as financial leases. Tangible fixed assets acquired by way of a financial lease are stated at an amount equal to the lower of their fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. The net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

WORK IN PROGRESS

Work in progress is stated at cost plus profit recognised to date less a provision for foreseeable losses and less progress billings. Work in progress is recognised based on the stage of completion of the contract at the balance sheet date. If it is probable that the total contract costs will exceed the total contract revenue, the expected loss is recognised as an expense immediately. If the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent that it is probable that contract costs will be recovered and contract costs are recognised as an expense in the period in which they are incurred.

RECEIVABLES, LIABILITIES, CASH AND CASH EQUIVALENTS

Unless stated otherwise, amounts are stated at amortised costs less impairment losses.
Salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognised at expected proceeds taking into account the estimation uncertainty.

INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at



amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

IMPAIRMENT

The carrying amounts of the Group's assets, other than inventories and deferred tax, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

PROVISIONS

A provision is recognised in the balance sheet when the Group has legal or constructive obligations as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows.

DEFERRED TAXES

Deferred taxes relate to liabilities and receivables arising from temporary differences between the carrying value and the tax base valuation of assets and liabilities and from tax losses carry forward. Deferred taxes are recognised at nominal value.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

EMPLOYEE BENEFITS

Obligations to contribute to defined contribution pension plans are recognised as an expense in the income statement as incurred.
The net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That future benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

All actuarial gains and losses as at 1 January 2004, the date of transition to IFRSs, were recognised. In respect of actuarial gains and losses that arise subsequent to 1 January 2004 in calculating the Group's obligation in respect of a plan, to the extent that any cumulative unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The Group's net obligation in respect of long-term service benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

REVENUE

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from salvage work that is completed at the balance sheet date, but for which the proceeds are not yet finally determined between parties, is recognised at expected proceeds taking into account the estimation uncertainty.

EXPENSES

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

NET FINANCING COSTS

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date that the entity's right to receive payments is established. The interest expense component of financial lease payments is recognised in the income statement using the effective interest rate method.

INCOME TAX

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

SEGMENT REPORTING

A segment is a distinguishable component of the Group that is engaged either in providing services (business segment), or in providing services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable IFRSs. Then, on initial classification as held for sale, non-current assets and disposal groups are recognised at the lower of carrying amount and fair value less costs to sell.

A discontinued operation is a clearly distinguishable component of the Group's business that is abandoned or terminated pursuant to a single plan, and which represents a separate major line of business or geographical area of operations.



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005

1 SEGMENT REPORTING

Segment reporting is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's management and internal reporting structure. The business segments consist of four divisions: Harbour Towage, Terminals, Salvage and Transport & Heavy Lift. Inter-segment pricing is determined on an arm's length basis.

In presenting information on the basis of geographical segments, segment revenues and assets are based on the geographical location of the customer and on the geographical location of the assets respectively. The geographical regions consist of Europe, the Americas, Africa and Australasia.

SEGMENT REPORTING SPECIFIED BY DIVISION

(in EUR 1 million)

Year 2005	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	88.6	85.7	84.2	114.8	8.3	-	381.6
Inter-segment revenue	1.0	0.5	7.7	4.6	24.4	-38.2	-
Total revenue	89.6	86.2	91.9	119.4	32.7	-38.2	381.6
Operating profit	18.0	13.5	8.6	8.3	-6.1	-	42.3
Net financing costs	-1.8	-1.2	-0.1	-0.6	-0.9	-	-4.6
Operating profit after financing costs and before taxation	16.2	12.3	8.5	7.7	-7.0	-	37.7
Income tax expense	-4.8	-3.9	-2.7	-1.4	1.5	-	-11.3
Share in result of associates and joint ventures	9.2	-1.9	-0.1	4.8	0.1	-	12.1
Profit for the period	20.6	6.5	5.7	11.1	-5.4	-	38.5
Segment assets	127.7	119.3	71.5	99.2	183.5	-138.9	462.3
Investment in associates and joint ventures	49.0	-2.1	-0.1	12.8	-0.5	-	59.1
Total assets	176.7	117.2	71.4	112.0	183.0	-138.9	521.4
Total liabilities	70.5	45.6	76.9	63.6	153.9	-137.6	272.9
Depreciation and amortisation expense	7.7	12.4	0.8	4.9	0.4	-	26.2
Other significant non-cash expenses	-	-	-	-	-	-	-
Capital expenditure	21.4	19.9	0.9	8.0	18.1	-	68.3

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 million)

Year 2005	Europe	Africa	Americas	Australasia	Un-allocated	Eliminations	Group
Revenue from third parties	121.5	75.1	118.5	60.2	6.3	-	381.6
Segment assets	221.1	93.3	140.5	130.0	-	-63.5	521.4
Capital expenditure	32.4	7.6	27.6	0.7	-	-	68.3

SEGMENT REPORTING SPECIFIED BY DIVISION

(in EUR 1 million)

Year 2004	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding	Eliminations	Group
Revenue from third parties	75.7	60.0	110.6	87.9	4.1	-	338.3
Inter-segment revenue	0.6	1.5	3.9	15.6	31.4	-53.0	-
Total revenue	76.3	61.5	114.5	103.5	35.5	-53.0	338.3
Operating profit	11.6	8.4	13.0	6.9	-7.1	-	32.8
Net financing costs	-0.8	-0.5	-1.4	-0.3	-0.3	-	-3.3
Operating profit after financing costs and before taxation	10.8	7.9	11.6	6.6	-7.4	-	29.5
Income tax expense	-2.7	-3.7	-2.8	0.5	1.6	-	-7.1
Share in result of associates and joint ventures	7.0	-	-	-1.9	-0.1	-	5.0
Profit for the period	15.1	4.2	8.8	5.2	-5.9	-	27.4
Segment assets	106.5	96.3	66.3	74.9	177.3	-153.9	367.4
Investment in associates and joint ventures	37.0	-	-	8.4	-	-	45.4
Total assets	143.5	96.3	66.3	83.3	177.3	-153.9	412.8
Total liabilities	63.9	43.0	79.7	50.2	119.6	-147.8	208.6
Depreciation and amortisation expense	7.6	11.1	1.0	7.8	1.1	-	28.6
Other significant non-cash expenses	-	-	-	-	-	-	-
Capital expenditure	21.7	11.4	0.5	21.2	2.7	-	57.5

SEGMENT REPORTING SPECIFIED BY GEOGRAPHICAL AREA

(in EUR 1 million)

Year 2004	Europe	Africa	Americas	Australasia	Un-allocated	Eliminations	Group
Revenue from third parties	143.2	57.4	87.9	47.4	2.4	-	338.3
Segment assets	206.1	72.5	99.5	99.1	-	-64.4	412.8
Capital expenditure	43.7	7.4	3.6	2.3	-	-	57.5



2 OTHER OPERATING INCOME

	2005	2004
Net gains on disposal of tangible fixed assets	5,152	5,945
Other	692	929
	5,844	6,874

3 THIRD PARTY COSTS AND SERVICES

	2005	2004
Crew	5,613	4,274
Maintenance and repair	21,857	21,596
Insurance	8,370	8,137
Fuel and lubricants	14,940	9,491
Chartered equipment and services from third parties	99,200	80,310
Other direct operational expenses	18,362	18,124
Indirect costs	33,572	33,179
	201,914	175,111

During the year ended December 31, 2005, EUR 3.8 million was recognised as an expense in the income statement in respect of operating leases (2004: EUR 3.0 million). The Group leases a vessel under a 'limited partnership arrangement' and has an option to purchase this vessel 8 years after the commencement of the lease period.

4 WAGES, SALARIES AND SOCIAL SECURITY CHARGES

	2005	2004
Wages and salaries	100,271	94,855
Social security contributions	6,835	7,205
Contributions to defined contribution plans	8,707	5,543
Increase in liability for defined benefit plans	1,217	735
Increase in liability for long service leave	77	241
	117,107	108,579

Payments to present and former statutory directors and present and former members of the Supervisory Board together, as referred to in Article 383 Paragraph 1, Book 2, Title 9 of the Netherlands Civil Code, amounted to EUR 638,000 (2004: EUR 499,000) and EUR 147,576 (2004: EUR 72,414), respectively.

Remuneration paid to the Executive Board and Supervisory Board

Executive Board remuneration in EUR	Short-term employee-benefits (fixed)	Short-term employee-benefits (variable)	Post employment benefits	**Total 2005**	**Total 2004**
B. Vree, CEO*)	331,000	188,000	119,000	638,000	499,000
W.H. Kanis, CFO	247,000	132,000	59,000	438,000	356,000
Total	578,000	320,000	178,000	1,076,000	855,000

*) Statutory director of Smit Internationale N.V.

During 2005 and 2004 no equity compensation benefits were granted to the Executive Board.

Paid to (former) members of the Supervisory Board in EUR	Total 2005	Total 2004
F.E.L. Dorhout Mees	10,588	-
W. Cordia	23,445	-
R.R. Hendriks	25,147	-
H.C.P. Noten	25,147	-
J.D. Bax	18,151	18,151
W.F. van Beuningen	22,549	15,882
M.A. Busker	22,549	15,882
P.F. van der Heijden	-	15,882
W.A. Mulock Houwer	-	6,617
Total	147,576	72,414

With effect from 1 January 2005 the remuneration paid to the Supervisory Board has been charged to the income statement on an accrual basis. In previous years the remuneration paid to the Supervisory Board was charged to the income statement on a cash basis.

Employees

In 2005 the average number of persons employed was 2,719 (2004: 2,859).
At year-end 2005 the number of persons employed per division was as follows:

Division	31.12.2005	31.12.2004
Harbour Towage	716	655
Terminals	596	700
Salvage	146	139
Transport & Heavy Lift	912	679
Other activities	328	567
	2,698	2,740

5 DEPRECIATION OF TANGIBLE FIXED ASSETS

	2005	2004
Vessels and other floating equipment	21,698	22,978
Buildings	373	452
Other	4,123	5,186
	26,194	28,616

6 NET FINANCING COSTS

	2005	2004
Interest income on non-current receivables	161	162
Other interest income	594	232
Interest income	755	394
Interest charges	-5,312	-3,729
Net financing costs	-4,557	-3,335





TAXATION

Recognised in the income statement

Current tax expense	**2005**	**2004**
Current year	-8,708	-9,656
Under/(over) provided in prior years	-43	-503
	-8,751	-10,159

Deferred tax expense		
Origination and reversal of temporary differences	-1,303	-327
Reduction in tax rate	935	2,995
Write-down of receivable for tax losses	-4,739	-
Benefit of tax losses recognised	2,532	418
	-2,575	3,086
Total income tax expense	-11,326	-7,073

The tax charge, expressed as a percentage of the operating result before taxation and before the share in the results of associated companies and joint ventures, amounts to 30% (2004: 24%).

	Amount in EUR 1,000	In %	2005 tax charge in EUR 1,000	Amount in EUR 1,000	In %	2004 tax charge in EUR 1,000
Domestic corporation tax rate		31.5			34.5	
Result from ordinary activities before taxation	37,710	31.5	-11,879	29,495	34.5	-10,176
Effect of non-taxable profits			788			-1,010
Effect of rate adjustment			935			2,995
Effect of rate differences of foreign subsidiaries			4,366			2,616
Non-deductible costs			-701			-398
Temporary differences and losses for which no tax credit has been accounted for			-1,303			-327
Use of unrecognised loss carry forward and write-down of receivables for tax losses			-2,207			418
Other			-1,325			-1,191
Effective tax charge (as a percentage)		30.0	-11,326		24.0	-7,073

Deferred tax recognised directly in equity	**2005**	**2004**
Taxation on changes in fair value of cash flow hedges	572	-
Taxation on foreign exchange translation differences	313	257
	885	257

8 TANGIBLE FIXED ASSETS

	Total	Vessels and other floating equipment	Vessels/ equipment under con-struction	Land and buildings	Other
Balance, as at January 1, 2005					
Cost	423,921	355,051	18,386	7,433	43,051
Accumulated depreciation	-235,174	-202,095	-	-4,846	-28,233
Carrying amounts	188,747	152,956	18,386	2,587	14,818
Movements in the carrying amounts:					
Capital expenditures	68,303	38,844	25,478	65	3,916
Acquisition cost of disposals	-28,851	-17,494	-263	-1,016	-10,078
Accumulated depreciation related to disposals	24,414	17,802	-	993	5,619
Depreciation	-26,194	-21,693	-	-373	-4,123
Translation differences	16,386	14,897	375	295	819
Other	-4,928	-5,077	-71	-	220
Total movements	49,130	27,274	25,519	-36	-3,627
Balance, as at December 31, 2005					
Cost	474,831	386,221	43,905	6,777	37,928
Accumulated depreciation	-236,954	-205,991	-	-4,226	-26,737
Carrying amounts	237,877	180,230	43,905	2,551	11,191

In 2005 an impairment loss amounting to EUR 1.5 million has been included in depreciation (2004: EUR 1.8 million).
The Group leases under a number of financial lease agreements.
At 31 December 2005 the carrying amount of these leased vessels amounted to EUR 8.5 million (2004: EUR 9.0 million).
At 31 December 2005 approximately two thirds of tangible fixed assets were subject to a registered debenture to secure bank loans.

9 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2005	2004
Investments in associates	5,007	3,782
Investments in joint ventures	54,100	41,662
	59,107	45,444

The main associate company is:	**Division**	**Ownership**
Mexicanos Servicios en Remolcadores S.A. de C.V., Mexico	Harbour Towage	40%



Summary of financial information on associates – based on 100%:

(in EUR 1 million)	2005	2004
Assets	18.1	15.9
Liabilities	6.4	7.3
Equity	11.7	8.6
Revenues	6.7	6.2
Result	1.7	1.2

The main joint ventures are:	**Division**	**Ownership**
Towage Holdings N.V./Unie van Redding- en Sleepdienst N.V., Antwerpen	Harbour Towage	50%
Keppel SMIT Towage Pte. Ltd., Singapore	Harbour Towage	49%
SMIT Octo Luktrans Ltd., Isle of Man	*Terminals*	50%
SmitWijs Towage C.V., Rotterdam	Transport & Heavy Lift	50%
Asian Lift Pte. Ltd., Singapore	Transport & Heavy Lift	50%

Summary of financial information on joint ventures – based on 100%:

(in EUR 1 million)	2005	2004
Non-current assets	196.1	188.3
Current assets	92.9	77.3
Non-current liabilities	112.6	111.4
Current liabilities	64.1	69.8
Net assets	112.3	84.4
Income	159.5	142.9
Expenses	132.4	125.0

10 NON-CURRENT RECEIVABLES

	31.12.2005	31.12.2004
Loans to associates and joint ventures	5,940	4,847
Other non-current receivables	414	215
	6,354	5,062



11 DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities	
	31.12.2005	**31.12.2004**	**31.12.2005**	**31.12.2004**
Tangible fixed assets	733	160	-17,056	-15,844
Tax value of loss carry-forwards recognised	3,109	4,238	-	-
Other	1,114	2,099	-4,589	-3,976
Tax assets/liabilities	4,956	6,497	-21,645	-19,820

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31.12.2005	**31.12.2004**
Unrecognised loss carry-forward of foreign companies	30,654	24,264

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits thereof.

12 INVENTORIES

	31.12.2005	**31.12.2004**
Materials and supplies	5,474	4,593

Materials and supplies comprise fuel and lubricants on board vessels, warehouse stocks, deck equipment, etc.

13 TRADE AND OTHER RECEIVABLES

	31.12.2005	**31.12.2004**
Trade accounts receivable	58,821	39,539
Receivables due from associates and joint ventures	11,977	8,180
Taxes and social security charges	1,912	1,823
Other receivables	4,770	7,010
Prepaid expenses and accrued income	13,429	13,331
	90,909	69,883

Trade accounts receivable includes receivables from salvage works for which the outstanding period could be more than one year.



14 CASH AND CASH EQUIVALENTS

	31.12.2005	31.12.2004
Call deposits	2,603	175
Cash at banks and in hand	53,288	34,030
Cash and cash equivalents	55,891	34,205
Bank overdrafts	-	-1,975
Cash and cash equivalents in the statement of cash flows	55,891	32,230

The item 'Call deposits' refers to funds that have been deposited for a period of up to three months.

The Group has agreed, for the majority of its bank overdrafts, not to pledge its present assets without the prior approval of the relevant banks. Bank overdrafts bear a variable interest rate.

15 CURRENT PORTION OF INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2005	31.12.2004
Subordinated loans	1,475	1,475
Other interest-bearing loans and borrowings	36,743	9,562
	38,218	11,037

16 TRADE AND OTHER PAYABLES

	31.12.2005	31.12.2004
Other taxes and social security charges	5,793	6,459
Creditors	28,040	21,913
Payables due to associates and joint ventures	1,948	4,220
Accruals and deferred income	87,281	70,327
	123,062	102,919

17 SUBORDINATED LOANS

	31.12.2005	31.12.2004
Current liability	1,475	1,475
Non-current liability	5,162	6,636
	6,637	8,111

This relates to a subordinated loan granted by the Nationale Investeringsbank N.V. (National Investment Bank - NIB) under the terms of an 'AA credit'. The AA credit is subordinated to all debts. The remaining life of the loan is 4.5 years. Redemption amounts to EUR 1,475 per annum. The loan bears a variable interest percentage.

18 INTEREST-BEARING LOANS AND BORROWINGS

	31.12.2005	31.12.2004
Banks	87,357	48,323
Other	9,140	9,404
	96,497	57,727

	31.12.2005	31.12.2004
Current	36,743	9,562
Non-current	59,754	48,165
	96,497	57,727

The repayment obligations as at December 31, 2005 were as follows:

	Outstanding amount at balance sheet date	Payable within one year of balance sheet date	Payable one year or more from balance sheet date	Of which more than five years from balance sheet date
Current	87,357	36,457	50,900	7,475
Non-current	9,140	286	8,854	7,048

Mortgages have been agreed upon in connection with bank loans up to an amount of EUR 62.7 million. The average interest rate on interest-bearing bank and other loans during 2005 was 5.8%. Approximately 71% of the outstanding loans amounting to EUR 96.5 million bear a variable interest rate. Minimum requirements regarding solvency and interest coverage have been set by banks regarding specific long-term liabilities.

19 EMPLOYEE BENEFITS

The Group contributes to five defined benefit plans that provide pension benefits for employees upon retirement.

	31.12.2005	31.12.2004
Present value of unfunded obligations	1,416	968
Present value of funded obligations	201,416	183,515
Fair value of plan assets	-222,414	-207,331
Present value of net obligations	-19,582	-22,848
Unrecognised actuarial losses	2,654	7,277
Limitation of asset according to IAS 19-58b	17,530	16,010
Recognised liability for defined benefit obligations	602	439
Specified in the balance sheet as follows:		
Employee benefits (net asset of defined benefit plans)	217	385
Employee benefits (net liability of defined benefit plans)	-819	-824
	-602	-439



Movements in the net liability for defined benefit obligations recognised in the balance sheet	**2005**	**2004**
Net liability for defined benefit obligations at 1 January	439	-182
Contributions paid	-2,929	-2,893
Expense recognised in the income statement	3,092	3,514
Net liability for defined benefit obligations at 31 December	602	439

Expense recognised in the income statement	**2005**	**2004**
Current service costs	2,857	3,914
Interest on obligation	7,762	9,169
Expected return on plan assets	-9,047	-10,951
Movement in limitation of asset according to IAS 19-58b	1,520	1,382
	3,092	3,514
Actual return on plan assets	10.3%	6.7%

The pension expense is recognised in the income statement under 'social security charges'.

Principal actuarial assumptions on the balance sheet date	**31.12.2005**	**31.12.2004**
Discount rate	4.00%	4.50%
Expected return on plan assets	4.25%	4.60%
Future salary increases	2.75%	2.00%
Social security increases	0.80%	1.00%
Future pension increases	0.60%	0.75%

In addition to the defined benefit plans that are mentioned above, the Company also contributes to multi-employer plans. The main multi-employer plans are 'Pensioenfonds voor de Rijn- en Binnenvaart' and 'Pensioenfonds voor de Koopvaardij'. The Company accounts for these multi-employer plans as if they were defined contribution plans because the Company does not have access to information about these plans in order to account for them as defined benefit plans.

20 PROVISIONS

	Reorganisations	**Other**	**Total**
Balance, as at January 1, 2005	6,160	1,428	7,588
Provisions made during the year	806	4,063	4,869
Provisions used during the year	-2,142	-69	-2,211
Provisions reversed during the year	-400	-85	-485
Balance, as at December 31, 2005	4,424	5,337	9,761
Non-current	308	1,189	1,497
Current	4,116	4,148	8,264
	4,424	5,337	9,761

The provision for reorganisations relates to measures for the structural improvement of the Group.
The item 'Other' relates, mainly, to specific operating risks in The Netherlands and abroad.

21 EQUITY

	Share capital	Share premium	Translation reserve	Hedging reserve	Retained earnings	General reserve	Minority interest	Total equity
Balance, as at January 1, 2004	35,470	23,568	-	-	-	135,253	455	194,746
Total recognised income and expense	-	-	-4,925	-	27,362	-	28	22,465
Options exercised	-	-	-	-	-	2,301	-	2,301
Dividends to shareholders	-	-	-	-	-	-15,279	-	-15,279
Other						42	-70	-28
Balance, as at December 31, 2004	35,470	23,568	-4,925	-	27,362	122,317	413	204,205
Balance, as at January 1, 2005	35,470	23,568	-4,925	-	27,362	122,317	413	204,205
First-time adoption IAS 32/39	-	-	-	-584	-	-	-	-584
Appropriation of profit	-	-	-	-	-27,362	27,362	-	-
Total recognised income and expense	-	-	20,557	-659	38,280	-	180	58,358
Options exercised	-	-	-	-	-	1,717	-	1,717
Dividends to shareholders	-	-	-	-	-	-15,354	-	-15,354
Other	-	-	-	-	-	-	187	187
Balance, as at December 31, 2005	35,470	23,568	15,632	-1,243	38,280	136,042	780	248,529

SHARE CAPITAL

The issued and fully paid share capital consists of 7,710,834 ordinary shares with a nominal value of EUR 4.60. At 31 December 2005 the authorised share capital totals EUR 138 million and is divided into 12.0 million ordinary shares, 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares, all with a par value of EUR 4.60 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at Company meetings.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.



OPTIONS

During the period 1999-2001 a share option plan was in use for all employees of the Group. The options can be exercised during a five-year period. At 31 December 2004 a total of 23,504 options were out-*standing, with option prices of EUR 22.40.* No outstanding options are held by (former) members of Group Management. As at December 31, 2005 no options were outstanding and the Group did *not own any ordinary shares in Smit* Internationale N.V. (2004: 37,903 shares).

DIVIDENDS

After the balance sheet date the following dividends were proposed. The dividends have not been provided for.

	31.12.2005	31.12.2004
EUR 2.50 cash per ordinary share (2004: EUR 2.00)	19,277	15,346



22 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at December 31, 2005 was based on the profit attributable to ordinary shareholders of EUR 38,280 (2004: EUR 27,362) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2005 of 7,691,883 (2004: 7,623,921 shares).

Diluted earnings per share

The calculation of diluted earnings per share at December 31, 2005 was based on the profit attributable to ordinary shareholders of EUR 38,280 (2004: EUR 27,362) and a weighted average number of ordinary shares outstanding during the year ended December 31, 2005 of 7,691,883 (2004: 7,629,521 shares).

Weighted average number of ordinary shares (diluted)	**31.12.2005**	31.12.2004
Weighted average number of ordinary shares at December 31	7,629,521	7,623,921
Effect of share options	62,362	5,600
Weighted average number of ordinary shares (diluted) at December 31	7,691,883	7,629,521

Implementation of IAS 32 and 39

The Group has opted to apply IAS 32 and 39 with effect from January 1, 2005. SMIT's policy regarding derivative financial instruments and exchange rate risk management, as described in the Annual Report 2004, remains unchanged. However, the accounting treatment of derivatives has changed due to the implementation of IAS 32 and 39. Under these accounting standards SMIT applies hedge accounting. The impact (after tax) on the opening balance sheet as at 1 January 2005 amounts to EUR 584,000 (charged to equity). This relates to an unrealised loss on interest swaps and foreign exchange forward contracts.

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. The Group does not require collateral in respect of financial assets. Within the Salvage Division it is common practice to obtain guarantees with respect to salvage contracts.

Investments are only allowed in liquid securities and only with counterparties that have a credit rating equal to or better than the Group. Transactions involving derivative financial instruments are with counterparties with whom the Group has a signed netting agreement as well as high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations. At balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Interest rate risk

The Group adopts a policy of ensuring that at least 50 percent of its exposure to changes in the interest rate on bank loans is on a fixed rate basis. Interest rate swaps have been entered into to achieve this purpose. The swaps mature over the 5 years following the maturity of the related loans and have swap rates ranging from 2.59 percent to 5.13 percent. At 31 December 2005 the Group had interest rate swaps with a notional contract amount of EUR 43.3 million (2004: EUR 11.2 million).

Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the euro. The currencies giving rise to this risk are primarily the US dollar, the Singapore dollar, the Canadian dollar, the South African rand and pound sterling.

The Group uses forward exchange contracts to hedge its foreign currency risk from the normal course of operations. In principle, the translation risk on the net investment in foreign subsidiaries, associates and joint ventures is not hedged. Most of the forward exchange contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity. In respect of other monetary assets and liabilities held in currencies other than the euro, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.



Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

As at December 31:	Carrying amount 2005	Fair value 2005	Carrying amount 2004	Fair value 2004
Non-current receivables	6,354	6,354	5,062	5,062
Trade and other receivables	90,909	90,909	69,883	69,883
Cash and cash equivalents	55,891	55,891	34,205	34,205
Interest rate swaps	-1,162	-1,162	-	-1,100
Forward exchange contracts	-645	-645	-	248
Interest-bearing loans and borrowings	-97,972	-97,972	-59,202	-59,202
Subordinated loans	-5,162	-5,162	-6,636	-6,636
Financial lease liabilities	-9,086	-10,368	-9,348	-10,731
Trade and other payables	-123,062	-123,062	-102,919	-102,919
Bank overdraft	-	-	-1,975	-1,975
	-83,935	-85,217	-70,930	-73,165
Unrecognised (losses) / gains		-1,282		-2,235

Financial instruments not accounted for on the balance sheet as at December 31, 2004

At December 31, 2004 the applied hedging instruments comprised interest swaps and foreign exchange forward contracts. The fair value of the interest swaps is based on the market rate at the balance sheet date. The fair value of the foreign exchange forward contracts takes into account the revaluation of the contracts against the currency rates in effect at year-end. The table below provides an overview of the market and nominal value of the financial instruments not accounted for on the balance sheet as per December 31, 2004, having due regard for the tax effect.

(in EUR 1 million)	Market value	Carrying amount	Unrealised profit/loss
Interest swaps	16.1	16.9	-0.8
Foreign exchange forward contracts			
Sales	4.8	4.6	0.2

24 CONTINGENT LIABILITIES AND COMMITMENTS

Non-cancellable operating lease rentals are payable as follows:

(in EUR 1 million)	**31.12.2005**	**31.12.2004**
Less than one year	3.8	3.0
Between one and five years	15.3	15.3
More than five years	11.3	15.9
	30.4	34.2

Other contingent liabilities and commitments are as follows:

(in EUR 1 million)	**31.12.2005**	**31.12.2004**
Guarantees in respect of clients	0.8	0.8
Guarantees in respect of subsidiaries	13.8	13.0
Capital commitments	27.4	30.5
	42.0	44.3

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies. Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies.



RELATED PARTIES

The Group has a related party relationship with its subsidiaries, associates and joint ventures. Transactions with these related parties are priced on an arm's length basis.

Transactions with related parties amounted to approximately EUR 12 million in 2005 and mainly related to chartering of vessels and other floating equipment.



SUBSEQUENT EVENTS

- In February 2006 the acquisition of 50% of the shares in Rebras (Brazil) was concluded. The value of non-current assets in this company amounts to approximately EUR 13 million, which are financed with net equity. The goodwill on this transaction amounts to approximately EUR 6 million.
- In March 2006 an agreement was reached on the sale of the 40% interest in Servicios Mexicanos en Remolcadores (Mexico) to SMIT's partner in this company. This transaction will have a positive impact just in excess of EUR 4 million on the Group's result for 2006.
- The issue with regard to the so-called 'Bemanningsfaciliteit' (Crew facility) has been settled in 2006. Furthermore, it has been decided in 2006 to make an additional contribution to a pension plan. On balance, these issues have a very limited impact on the Group's result in 2006.

27 EXPLANATION OF TRANSITION TO IFRS

As stated before, these are the Group's first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in the notes to the Consolidated Financial Statements have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for the year ended December 31, 2004 and in preparing an opening IFRS balance sheet as at January 1, 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, the Group has adjusted amounts reported previously in financial statements that were prepared in accordance with its previous basis for accounting (Dutch GAAP). An explanation of how the transition from the previous GAAP to IFRS has affected the Group's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

The 'Smitwijs London' towing a dry dock out of the port of Malta.


SMITWIJS
SMITWIJS LONDON



Reconciliation of equity as at 1 January 2004

BALANCE SHEET (in EUR 1,000)		Previous GAAP	Effect of transition to IFRS	EU-IFRS
Non-current assets				
Tangible fixed assets	(a)	180,209	854	181,063
Investment in associates and joint ventures	(b)	94,490	80	94,570
Other investments	(b)	341	120	461
Employee benefits	(c)	-	413	413
Deferred tax assets		6,549	-	6,549
		281,589	**1,467**	**283,056**
Current assets				
Inventories	(d)	4,270	-44	4,226
Work in progress	(e)	28,535	-26,052	2,483
Income tax receivable		22,516	-	22,516
Trade and other receivables	(f)	116,122	17,221	133,343
Cash and cash equivalents		19,431	-	19,431
		190,874	-8,875	181,999
Current liabilities				
Bank overdraft		19,477	-	19,477
Interest-bearing loans and borrowings		30,000	-	30,000
Income tax payable		11,411	-	11,411
Trade and other payables	(g)	116,255	-7,885	108,370
Provisions		3,557	-	3,557
		180,700	-7,885	172,815
Net current assets		**10,174**	**-990**	**9,184**
Total assets less current liabilities		**291,763**	**477**	**292,240**
Less: Subordinated loans		9,586	-	9,586
Interest-bearing loans and borrowings		62,074	-	62,074
Employee benefits	(h)	-	231	231
Deferred tax liabilities	(i)	21,645	-5	21,640
Provisions		3,963	-	3,963
Total non-current liabilities		**97,268**	**226**	**97,494**
Equity		**194,495**	**251**	**194,746**
Equity specified as follows:				
Issued capital		35,470	-	35,470
Share premium		23,568	-	23,568
Reserves	(j)	135,002	251	135,253
Retained earnings		-	-	-
Total equity attributable to equity holders of the parent		**194,040**	**251**	**194,291**
Minority interest		455	-	455
Total equity		**194,495**	**251**	**194,746**

NOTES TO THE RECONCILIATION OF EQUITY AS AT 1 JANUARY 2004

(in EUR 1,000)

(a) In accordance with IAS 16 'Property, plant and equipment', the total expenditure on vessels is allocated to its component parts and accounted for separately for each component. In addition, the transition amount includes some minor reclassifications.

(b) Consistent with the Group's accounting policy in this respect, the valuation of investments in associates and joint ventures has been adjusted for the implementation of IFRS. On balance, the effect is to increase the investment in associates and joint ventures by EUR 80 as at 1 January 2004.

(c) The Group has applied IAS 19 'Employee Benefits' for all defined benefit plans. For two defined benefit plans a net asset has been recognised as at 1 January 2004.

(d) The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(e) Under the previous GAAP, work in progress included both work completed but not yet invoiced and work in progress at the balance sheet date. Under IFRSs, work completed but not yet invoiced is accounted for under 'Receivables'. Furthermore, work in progress at the balance sheet date has been split into positive amounts (work in progress) and negative amounts (current liabilities).

(f) As stated under item 'e', work completed but not yet invoiced is accounted for under 'Receivables'.

(g) As stated under item 'e', work in progress at the balance sheet date has been split into positive amounts (work in progress) and negative amounts (current liabilities).

(h) The Group has applied AS 19 'Employee Benefits' for all defined benefit plans. For two defined benefit plans a net liability has been recognised as at 1 January 2004.

(i) The decrease in deferred tax liabilities of EUR 5 is a result of a reclassification from deferred tax to current tax.

(j) Compared to the previous GAAP, equity increased by EUR 251 under IFRS. The increase is a result of the above-mentioned adjustments, including the tax effect on these adjustments. The pre-tax adjustments in some instances are net balances evolving in subsidiaries in various countries with differentiating tax rates. Downward adjustments in general occurred in countries with higher tax rates and upward adjustments occurred in countries with lower tax rates. Consequently, the tax effect on the net pre-tax upward adjustment of EUR 64 was EUR 187.

The table below shows reconciliation between total equity as at 31 December 2003 based on Dutch GAAP and total equity as at 1 January 2004 based on IFRS. The major variances can be summarised as follows:

Description		Amount
Total equity as at 31 December 2003 (Dutch GAAP)		194,495
Recognition of surplus of plan assets over defined benefit obligation	+413	
Recognition of deficit of plan assets against defined benefit obligation	-231	
Other reconciling items (on balance)	-118	
Taxation on the above Dutch GAAP to IFRS adjustments	+187	
		+251
Total equity as at 1 January 2004 (IFRS)		**194,746**



Reconciliation of equity as at 31 December 2004

BALANCE SHEET (in EUR 1,000)		Previous GAAP	Effect of transition to IFRS	EU-IFRS
Non-current assets				
Tangible fixed assets	(a)	188,994	-247	188,747
Investment in associates and joint ventures	(b)	50,033	258	50,291
Other investments	(b)	294	-79	215
Employee benefits	(c)	-	385	385
Deferred tax assets		6,497	-	6,497
		245,818	**317**	**246,135**
Current assets				
Inventories	(d)	4,591	2	4,593
Work in progress	(e)	43,019	-4,818	38,201
Income tax receivable	(f)	15,759	4,028	19,787
Trade and other receivables	(g)	70,922	-1,039	69,883
Cash and cash equivalents		34,205	-	34,205
		168,496	-1,827	166,669
Current liabilities				
Bank overdraft		1,975	-	1,975
Interest-bearing loans and borrowings		11,037	-	11,037
Income tax payable	(f)	5,768	3,867	9,635
Trade and other payables	(h)	108,489	-5,570	102,919
Provisions	(i)	8,272	-684	7,588
		135,541	-2,387	133,154
Net current assets		**32,955**	**560**	**33,515**
Total assets less current liabilities		**278,773**	**877**	**279,650**
Less: Subordinated loans		6,636	-	6,636
Interest-bearing loans and borrowings		48,165	-	48,165
Employee benefits	(c)	-	824	824
Deferred tax liabilities	(f)	19,905	-85	19,820
Provisions	(i)	-	-	-
Total non-current liabilities		**74,706**	**739**	**75,445**
Equity		**204,067**	**138**	**204,205**
Equity specified as follows:				
Issued capital		35,470	-	35,470
Share premium		23,568	-	23,568
Reserves	(j)	117,254	138	117,392
Retained earnings		27,362	-	27,362
Total equity attributable to equity holders of the parent		**203,654**	**138**	**203,792**
Minority interest		413	-	413
Total equity		**204,067**	**138**	**204,205**

NOTES TO THE RECONCILIATION OF EQUITY AS AT 31 DECEMBER 2004

(in EUR 1,000)

(a) In accordance with IAS 16 'Property, plant and equipment', the total expenditure on vessels is allocated to its component parts and accounted for separately for each component. In addition, the transition amount includes some minor reclassifications.

(b) Consistent with the Group's accounting policy in this respect, the valuation of investments in associates and joint ventures has been adjusted for the implementation of IFRS.

(c) The Group has applied IAS 19 'Employee Benefits' for all defined benefit plans.

(d) The cost of inventories is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(e) Under the previous GAAP, work in progress included both work completed but not yet invoiced and work in progress at the balance sheet date. Under IFRSs, work completed but not yet invoiced is accounted for under 'Receivables'. Furthermore, work in progress at the balance sheet date has been split into positive amounts (work in progress) and negative amounts (current liabilities).

(f) In accordance with IAS 12 'Income Taxes', reclassifications have been carried out between income tax receivable, income tax payable and deferred tax assets and liabilities.

(g) As stated under item 'e', work completed but not yet invoiced is accounted for under 'Receivables'.

(h) As stated under item 'e', work in progress at the balance sheet date has been split into positive amounts (work in progress) and negative amounts (current liabilities).

(i) The reduction of 'Provisions' relates to a reclassification to 'Trade and other payables'.

(j) Compared to the previous GAAP, equity increased by EUR 138 under IFRS. The increase is a consequence of the above-mentioned adjustments and includes the tax effect on these adjustments.

Multipurpose tug 'Smit Bronco', which once ready will be used for transport activities.


SMIT BRONCO



BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2005 (BEFORE APPROPRIATION OF PROFIT)

(in EUR 1,000)

		December 31, 2005		December 31, 2004	
Non-current assets					
Subsidiaries	(A)	258,865		202,836	
			258,865		202,836
Current assets					
Income tax receivable		9,263		11,929	
Cash and cash equivalents	(B)	1,394		967	
		10,657		12,896	
Current liabilities					
Interest-bearing loans and borrowings	(C)	1,475		1,475	
Trade and other payables	(D)	15,136		3,829	
		16,611		5,304	
Net current assets			-5,954		7,592
Total assets less current liabilities			252,911		210,428
Less: Subordinated loans	(C)	5,162		6,636	
Non-current liabilities			5,162		6,636
Equity	(E)		247,749		203,792
Equity specified as follows:					
Share capital			35,470		35,470
Share premium account			23,568		23,568
Other reserves			150,431		117,392
Unappropriated result			38,280		27,362
			247,749		203,792

PROFIT AND LOSS ACCOUNT OF SMIT INTERNATIONALE N.V. FOR THE YEAR ENDED DECEMBER 31, 2005

(in EUR 1,000)

	2005	2004
Results of subsidiary companies after taxation	38,189	27,243
Other results after taxation	91	119
Profit for the period	38,280	27,362

NOTES TO THE BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2005

GENERAL

The separate financial statements are part of the 2005 Annual Accounts of Smit Internationale N.V.
The exemption pursuant to Article 402 of Book 2 of the Netherlands Civil Code has been used with reference to the separate profit and loss account of Smit Internationale N.V. The list containing data in respect of subsidiaries, associates and joint ventures, as referred to in Article 379, Book 2, Title 9 of the Netherlands Civil Code, has been filed with the Companies Register Office in Rotterdam.

PRINCIPLES FOR THE MEASUREMENT OF ASSETS AND LIABILITIES AND THE DETERMINATION OF THE RESULT

Smit Internationale N.V. uses the option provided in Article 2:362(8) of the Netherlands Civil Code to set the principles for the recognition and measurement of assets and liabilities and determination of the result for its separate financial statements. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of Smit Internationale N.V. are the same as those applied for the consolidated EU-IFRS financial statements. Participating interests over which significant influence is exercised are stated on the basis of the equity method. These consolidated EU-IFRS financial statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the European Union (referred to as EU-IFRS). Please see pages 44 to 47 for a description of these principles.

The share in the result of participating interests consists of the share of Smit Internationale N.V. in the result of these participating interests. Results on transactions, where the transfer of assets and liabilities between Smit Internationale N.V. and its participating interests and between participating interests among themselves, are not incorporated insofar as they can be deemed to be unrealised.

CHANGE IN ACCOUNTING POLICIES

As a result of the application of the accounting principles used in the consolidated financial statements to the separate financial statements, Smit Internationale N.V. has implemented a change in accounting policies. This change in accounting policies is the result of using the option in Article 2:362(8) of the Netherlands Civil Code. Using this option maintains the reconciliation between the consolidated and the separate shareholders' equity.

The separate financial statements were previously prepared in accordance with the principles for recognition and measurement of assets and liabilities and determination of the result referred to in Part 9, Book 2 of the Netherlands Civil Code (BW2). The change in accounting policies, which is treated retrospectively, has an effect on the shareholders' equity and the result. The impact on the shareholders' equity as at 1 January 2004 and 31 December 2004 amounts to EUR 251,000 and EUR 138,000 respectively as a result of the adjustment of the valuation of financial fixed assets. Furthermore, a reclassification amounting to EUR 3,817,000 from financial fixed assets to current liabilities has been processed. The impact on the result for 2004 amounts to EUR 158,000.

For the purposes of comparison, the comparative figures have been adjusted on the basis of the changed accounting principles. The comparative figures have not been adjusted insofar as the change in accounting principles related to IAS 32 'Financial Instruments: Notes and Presentation' and IAS 39 'Financial Instruments: Treatment and Measurement' in connection with the use of the exemption offered under IFRS 1. For more detailed information, please refer to paragraph 27 concerning the statement of the transition to IFRS.

Furthermore, for the classification of financial instruments for calculating the company's shareholders' equity, the principle of economic reality must be used because this principle is used in the consolidated EU-IFRS financial statements. Previously, the classification of components of the shareholders' equity was based on the legal format of the financial instrument.



A SUBSIDIARIES

	Total	Share of the net asset value	Loans
Balance as at January 1, 2005	202,836	194,725	8,111
Movements:			
Share in net results	38,189	38,189	-
Redemption of loans	-1,474	-	-1,474
Translation differences	20,557	20,557	-
Changes in fair value of cash flow hedges	-1,243	-1,243	-
Balance as at December 31, 2005	258,865	252,228	6,637

B CASH AND CASH EQUIVALENTS

	31.12.2005	**31.12.2004**
Cash at banks and in hand	1,394	967

C SUBORDINATED LOANS

	31.12.2005	**31.12.2004**
Current portion of subordinated loan	1,475	1,475
Long-term portion of subordinated loan	5,162	6,636
Total	6,637	8,111

D TRADE AND OTHER PAYABLES

	31.12.2005	**31.12.2004**
Payables to subsidiaries	15,124	3,817
Other payables	12	12
	15,136	3,829

The 'Alucat 1605 patrol' vessel 'Smit Aloma' was completed in June 2005. It is on deployment for activities on Bonny Island, Nigeria.


SMIT OLOMA
PATROL BOAT

E EQUITY

	Share capital	Share premium	Translation reserve	Hedging reserve	Other reserves	Un-appropriated result	Total equity
Balance, as at January 1, 2004	35,470	23,568	-	-	135,253	-	194,291
Total recognised income and expense	-	-	-4,925	-	-	27,362	22,437
Options exercised	-	-	-	-	2,301	-	2,301
Dividends to shareholders	-	-	-	-	-15,279	-	-15,279
Other	-	-	-	-	42	-	42
Balance, as at December 31, 2004	35,470	23,568	-4,925	-	122,317	27,362	203,792
Balance, as at January 1, 2005	35,470	23,568	-4,925	-	122,317	27,362	203,792
First-time adoption of IAS 32/39	-	-	-	-584	-	-	-584
Appropriation of result	-	-	-	-	27,362	-27,362	-
Total recognised income and expense	-	-	20,557	-659	-	38,280	58,178
Options exercised	-	-	-	-	1,717	-	1,717
Dividends to shareholders	-	-	-	-	-15,354	-	-15,354
Balance, as at December 31, 2005	35,470	23,568	15,632	-1,243	136,042	38,280	247,749

SHARE CAPITAL

The issued and fully paid share capital consists of 7,710,834 ordinary shares with a nominal value of EUR 4.60. At 31 December 2005 the authorised share capital totalled EUR 138 million and was divided into 12.0 million ordinary shares, 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares, all with a par value of EUR 4.60 each.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at Company meetings.

SHARE PREMIUM RESERVE

The share premium account may be considered to be tax-free, upon distribution to shareholders.

TRANSLATION RESERVE

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations that are not integral to the operations of the Company, as well as from the translation of liabilities that hedge the Company's net investment in a foreign subsidiary.

HEDGING RESERVE

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.



OPTIONS

Reference is made to Note 21 to the consolidated financial statements.

Employees

Smit Internationale N.V. has no employees. As regards the remuneration of the statutory director, reference is made to the consolidated financial statements.

Contingent liabilities and commitments

(in EUR 1 million)	31.12.2005	31.12.2004
Guarantees in respect of clients	0.8	0.8
Guarantees in respect of subsidiaries	13.8	13.0
Capital commitments	27.4	30.5
	42.0	44.3

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code, Article 403, Paragraph 1f, undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies. Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies. The company is the head of a fiscal unity including its Dutch wholly owned group companies. Accordingly, the company is jointly and severally liable for the tax liabilities of the fiscal unity as a whole.

Rotterdam, March 8, 2006

Executive Board:	**Supervisory Board:**
B. Vree*)	F.E.L. Dorhout Mees
W.H. Kanis	W. Cordia
	R.R. Hendriks
	H.C.P. Noten

*) Statutory director

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION

We have audited the financial statements of Smit Internationale N.V., Rotterdam, for the year 2005 as set out on pages 39 to 74. These financial statements consist of the consolidated financial statements and the company financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.
Furthermore, we have established to the extent of our competence that the Annual Report is consistent with the consolidated financial statements.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of the company as at 31 December 2005 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.
Furthermore, we have established to the extent of our competence that the Annual Report is consistent with the company financial statements.

Rotterdam, March 8, 2006

KPMG Accountants N.V.

W. Riegman RA

DISTRIBUTION OF PROFIT

As stipulated in Article 26 of the Articles of Association, the distribution of profit is as follows:
At the discretion of the Executive Board and subject to the prior approval of the Supervisory Board, a reservation can be made out of the profit shown. The balance shall be at the disposal of the Annual General Meeting of Shareholders.
In accordance with the requirements of Article 26 of the Articles of Association the profit has been accounted for as follows:

	2005	**2004**
Net profit after tax	38,280	27,362
Available for shareholders	19,277	15,346
To be added to other reserves	19,003	12,016

SUBSEQUENT EVENTS

Reference is made to item 26 of the notes to the Consolidated Financial Statements.



FIVE-YEAR OVERVIEW

(in EUR 1 million)

	2005	2004	2003 *	2002 *	2001 *
Results					
Production	**387**	345	360	319	399
Operating profit (before financing costs)	**42**	33	29	13	26
Net financing costs	**(5)**	(3)	(6)	(10)	(13)
Income tax expense	**(11)**	(7)	(7)	2	(3)
Profit for the period	**38**	27	27	13	17
Operating profit plus result associates and joint ventures (Ebit)	**54**	38	40	22	35
Operating result before depreciation plus result associates and joint ventures (Ebitda)	**81**	66	69	50	68
Depreciation	**26**	29	28	28	33
Balance sheet data					
Non-current assets	**309**	246	275	336	401
Investments in tangible fixed assets	**68**	58	25	16	28
Net equity	**248**	204	194	189	200
Long-term capital	**337**	279	289	350	410
Guarantee capital	**254**	212	204	200	214
Interest-bearing loans and borrowings	**103**	66	72	131	158
Ratios in %					
Earning capacity of long-term capital	**16,1**	13,5	13,9	6,3	8,5
Earning capacity of net equity	**15,5**	13,4	13,9	7,1	8,7
Net margin	**9,9**	7,9	7,5	4,2	4,4
Return On Average Capital Employed (ROACE)	**18,0**	13,3	17,0	6,1	8,1
Operational margin	**10,9**	9,5	8,1	4,1	6,4
Tax burden	**30,0**	24,0	30,9	-59,8	26,2
Current assets/current liabilities	**115,7**	125,2	107,8	107,6	104,4
Non-current assets/long-term capital	**91,6**	88,2	95,2	96,1	97,8
Net equity/total capital	**47,5**	49,4	41,6	35,6	32,1
Employees					
Year-end	**2.698**	2.740	2.978	2.754	3.075
Average	**2.719**	2.859	2.866	2.915	3.031
Production per employee (in EUR 1,000)	**143**	121	126	109	132
Data per share (in EUR 1,-)					
Ebitda	**10,44**	8,66	9,05	6,85	9,24
Dividend	**2,50**	2,00	2,00	0,90	1,10
Total issued shares	**7.710.834**	7.672.931	7.574.912	7.372.809 **	7.319.979

* Comparitive figures are not adjusted for the change in accounting principles.

** Including optional dividend

A stranded container ship in Tunis, Tunisia, in February of 2005.





The hull of the 'Smit Owena', a sister ship of the 'Smit Diare'. She will be completed in April 2006, and will be deployed for LNG terminal activities on Bonny Island, Nigeria.


SMIT OWENA

The 'Smit Kamara', an 80 tonnes bp 'Anchor Handling Tug Supply', will be deployed on the North Sea under a 5-year contract.





THE FLEET (as at 1 March 2006)

Vessels owned by SMIT and its joint ventures, and companies over which SMIT has management control.



HARBOUR TOWAGE	TERMINALS	TRANSPORT & HEAVY LIFT	TOTAL	
2		6	8	Ocean-going tugs 14000-26000 hp
1			1	Ocean-going tug 6140 hp
2	3	2	7	Anchor handling tugs 3000-8000 hp
	2		2	Anchor handling tugs 15000 hp
		7	7	Anchor handling tugs 8000 hp
1		1	2	Diving support vessels
		4	4	Utility vessels
		1	1	Salvage vessel (inland)
		9	9	Floating sheerlegs (seagoing) 400-3000 tonnes
		2	2	Pulling barges
		3	3	Barges (seagoing) 24000 tonnes
3		3	6	Barges (seagoing) 10000-14000 tonnes
13		27	40	Barges (seagoing) 1000-8000 tonnes
36	8	24	68	Barges (inland) 100-2000 tonnes
80	17		97	Coastal/harbour tugs 3000-6000 hp
38	2	5	45	Coastal/harbour tugs 1000-3000 hp
11	9	2	22	Harbour/river tugs 100-1000 hp
	3	6	9	Harbour/river pusher tugs 480-2800 hp
27	10	30	67	Various vessels (workboats, oil containment vessel, etc.)
214	54	132	400	Total fleet


SMIT

COLOPHON

Design and prepress:
Studio Clarenburg, Schiedam

Photography:
SMIT Public Relations
Frederik van Nispen

Offset printing:
Schefferdrukkerij B.V., Dordrecht